As filed with the Securities and Exchange Commission on March 30, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Windstream Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4813	20-0792300
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Code Number)	(I.R.S. Employer Identification No.)

4001 Rodney Parham Road

Little Rock, Arkansas 72212-2442

(501) 748-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

SEE TABLE OF ADDITIONAL REGISTRANTS

John P. Fletcher, Esq.

Executive Vice President and General Counsel

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212-2442

Tel. (501) 748-7000

Fax (501) 748-7400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel L. Heard, Esq.

Kutak Rock LLP

124 West Capitol Ave. Suite 2000

Little Rock, Arkansas 72201

Tel. (501) 975-3000

Fax (501) 975-3001

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
7% Senior Notes due 2019	$500,000,000	100%(1)	$500,000,000(1)	$15,350.00
Guarantees	(2)	(2)	(2)	(2)
Total	$500,000,000	100%	$500,000,000	$15,350.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f).
(2)	No separate consideration will be received for the guarantees of the notes being registered. In accordance with Rule 457(n), no registration fee is payable with respect to the guarantees.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Name*	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Principal Executive Office
Windstream Holding Of The Midwest, Inc.	Nebraska	47-0632436	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Network Services Of The Midwest, Inc.	Nebraska	91-1772936	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Yellow Pages, Inc.	Ohio	34-1458335	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Listing Management, Inc.	Pennsylvania	25-1737524	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Supply, Inc.	Ohio	31-4359937	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Teleview, Inc.	Georgia	58-2033040	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Alabama, Inc.	Alabama	63-0364952	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Arkansas, Inc.	Arkansas	71-0400407	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Oklahoma, Inc.	Arkansas	71-0406211	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Oklahoma Windstream, Inc.	Oklahoma	73-0630965	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream South Carolina, Inc.	South Carolina	57-0140680	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Sugar Land, Inc.	Texas	74-0672235	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Texas Windstream, Inc.	Texas	75-0984391	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Southwest Enhanced Network Services, LP	Delaware	75-2885419	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Name*	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Principal Executive Office
Valor Telecommunications Corporate Group, LP	Texas	75-2895493	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Enterprises Finance Corp.	Delaware	20-2280110	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Enterprises, LLC	Delaware	75-2884398	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Enterprises II, LLC	Delaware	75-2950064	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Equipment, LP	Texas	75-2884400	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Investments, LLC	Delaware	47-0902124	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Southwest Long Distance, L.P. f/k/a Valor Telecommunications LD, LP	Delaware	75-2884847	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications, LLC	Delaware	52-2171586	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications of Texas, LP d/b/a Windstream Communications Southwest	Delaware	52-2194219	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Services, LP	Texas	75-2884846	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Southwest, LLC	Delaware	52-2194218	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Valor Telecommunications Southwest II, LLC	Delaware	75-2950066	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Kerrville Long Distance, L.P. f/k/a Advanced Tel-Com Systems, L.P.	Texas	74-2228603	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Kerrville Cellular Holdings, LLC	Delaware	51-0411889	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Kerrville Cellular, L.P.	Texas	74-2513782	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Name*	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Principal Executive Office
Kerrville Cellular Management, LLC	Delaware	51-0411886	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Kerrville Communications Corporation	Delaware	74-2197091	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Kerrville Communications Enterprises, LLC	Delaware	32-0047694	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Kerrville Communications Management, LLC	Delaware	30-0135974	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Kerrville Mobile Holdings, Inc.	Texas	74-3008924	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Communications Kerrville, L.P. f/k/a Kerrville Telephone L.P.	Texas	74-0724580	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Kerrville Wireless Holdings Limited Partnership	Texas	74-3012850	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Western Access Services, LLC	Delaware	20-0081823	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Western Access Services Of Arizona, LLC	Delaware	20-0081863	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Western Access Services Of Arkansas, LLC	Delaware	20-0081902	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Western Access Services Of Colorado, LLC	Delaware	20-0081934	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Western Access Services Of New Mexico, LLC	Delaware	20-0081922	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Western Access Services Of Oklahoma, LLC	Delaware	20-0081944	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Western Access Services Of Texas, L.P.	Delaware	20-0081952	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Windstream Communications Telecom, L.P. f/k/a KCC TelCom, L.P.	Texas	74-2955898	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

Name*	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Principal Executive Office
DCS Holding Co.	Delaware	13-4124239	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

ECS Holding Co.	Delaware	13-4128471	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

KCS Holding Co.	Delaware	13-4124243	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

SCD Sharing Partnership, L.P.	Delaware	13-4128273	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

SCE Sharing Partnership, L.P.	Delaware	13-4128272	4001 Rodney Parham Road Little Rock, Arkansas 72212 (501) 748-7000

*	The name, address, including zip code, and telephone number, including area code, of the agent for service for each additional registrant is John P. Fletcher, Esq., Executive Vice President and General Counsel, 4001 Rodney Parham Road, Little Rock, Arkansas 72212-2442, (501) 748-7000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 30, 2007

PROSPECTUS

WINDSTREAM CORPORATION

Offer to Exchange All Outstanding

7% Senior Notes due 2019 ($500,000,000 principal amount outstanding)

for

7% Senior Notes due 2019

which have been registered under the Securities Act

Windstream Corporation, or the issuer, hereby offers, on the terms and subject to the conditions detailed in this prospectus and the accompanying letter of transmittal, to exchange new 7% Senior Notes due 2019 (which we refer to as the “new notes”) for the issuer’s currently outstanding 7% Senior Notes due 2019 (which we refer to as the “old notes”).

The Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on [•], 2007, unless extended.

•	All old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of old notes may be withdrawn any time prior to 5:00 p.m., New York City time, on the date of expiration of the exchange offer.

•	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The New Notes

•

The terms of the new notes to be issued are identical in all material respects to the outstanding old notes, except that the new notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and will not have any of the transfer restrictions and additional interest provisions relating to the old notes. The new notes will represent the same debt as the old notes and we will issue the new notes under the same indenture.

•

The notes will be our general unsecured unsubordinated obligations. Accordingly, they will rank: (i) equally with all of our existing and future unsecured unsubordinated debt; (ii) effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our existing credit facilities; (iii) senior in right of payment to any of our future subordinated debt; and (iv) structurally subordinated to all of the liabilities of our nonguarantor subsidiaries, including trade payables.

•

The guarantees will be general unsecured, unsubordinated obligations of the guarantors. Accordingly, they will rank (i) equally with all of the guarantors’ existing and future unsecured unsubordinated debt; (ii) effectively subordinated to the guarantors’ existing and future secured debt to the extent of the assets securing such debt, including the guarantees by the guarantors of obligations under our credit facilities; and (iii) senior in right of payment to any of the guarantors’ future subordinated debt.

•

No public market exists for the old notes or the new notes. We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.

See “ Risk Factors” beginning on page [•] for a discussion of matters that participants in the exchange offer should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2007

This prospectus incorporates important business and financial information about Windstream that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to: Investor Relations, Attention: Mary Michaels, Windstream Corporation, 4001 Rodney Parham Road, Little Rock, Arkansas 72212-2442, (501) 748-7000. In order to ensure timely delivery of the information, any request should be made no later than five business days before the expiration date of the exchange offer.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to furnish to each broker-dealer, without charge, as many copies of this prospectus as such broker-dealer may reasonably request. See “Plan of Distribution.”

We have not authorized any person to give you any information or to make any representations about the exchange offer other than those contained in this prospectus. If you are given any information or representations that are not discussed in this prospectus, you must not rely on that information or those representations. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates. In addition, this prospectus is not an offer to sell or the solicitation of an offer to buy those securities in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. The delivery of this prospectus and any exchange made under this prospectus do not, under any circumstances, mean that there has not been any change in the affairs of Windstream or its subsidiaries since the date of this prospectus or that information contained in this prospectus is correct as of any time subsequent to its date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference herein contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and are not guarantees of future events and results. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, and “should”, and variations of these words and similar expressions, are intended to identify these forward-looking statements. Windstream disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

Actual future events and results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Representative examples of these factors include (without limitation):

•	adverse changes in economic conditions in the markets served by Windstream;

•	the extent, timing, and overall effects of competition in the communications business;

•	the risk of continued access line loss;

•	the impact of new, emerging or competing technologies;

•	the risks associated with the integration of acquired businesses or the ability to realize anticipated synergies, cost savings and growth opportunities;

•	the availability and cost of financing in the corporate debt markets;

•	the potential for adverse changes in the ratings given to Windstream’s debt securities by nationally accredited ratings organizations;

•	the effects of federal and state legislation, rules, and regulations governing the communications industry;

•	adoption of intercarrier compensation and/or universal service reform proposal by FCC or Congress that results in a significant loss of revenue for Windstream;

•

an adverse development regarding the tax treatment of the spin-off from Alltel Corporation (“Alltel”) on July 17, 2006 and the restrictions on certain financing and other activities imposed by the tax sharing agreement with Alltel;

•

failure to successfully complete the contemplated split-off of our directory publishing business, Windstream Yellow Pages, Inc. in a tax-free transaction to affiliates of Welsh, Carson, Anderson & Stowe;

•	material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and relationships with wholesale customers;

•	unexpected results of litigation;

•	the effects of work stoppages;

•	the impact of equipment failure, natural disasters, or terrorist acts; and

•	those additional factors listed under the heading “Risk Factors.”

In addition to these factors, actual future performance, outcomes and results may differ materially because of more general factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. See also “Where You Can Find More Information” on page [•].

i

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus and does not contain all the information you should consider before tendering old notes in the exchange offer. You should carefully read the entire prospectus, including the documents incorporated in it by reference. This prospectus and the letter of transmittal that accompanies it collectively constitute the exchange offer.

Our Company

Windstream Corporation was formed on July 17, 2006 as a result of the spin-off by Alltel Corporation (“Alltel”) of Alltel Holding Corp. (“Spinco”), a subsidiary of Alltel into which Alltel contributed its wireline telecommunications business, and the subsequent merger of Spinco with and into Valor Communications Group, Inc. (“Valor”). Valor survived the merger as a stand-alone company holding and conducting the combined business operations of Valor and Spinco. In the merger, Valor issued approximately 403 million shares of its common stock to Alltel stockholders, which resulted in Alltel’s stockholders owning approximately 85% of the outstanding equity interests of the surviving corporation and the stockholders of Valor owning the remaining 15% of such equity interests. Valor changed its name to Windstream Corporation (“Windstream”) immediately following completion of the merger. As a result of the transactions consummated in connection with the spin-off and merger, Windstream incurred approximately $5.5 billion in consolidated debt. The spin-off and merger are collectively referred to as the “Transactions” throughout this prospectus. Unless otherwise specified, references in this prospectus to “Windstream,” “we”, “us” or “our” refer to Windstream Corporation and its subsidiaries after the date of the merger and to Valor and Spinco prior to the date of the merger. The information in this prospectus relating to Spinco is presented as if Spinco held Alltel’s wireline telecommunications business prior to closing of the spin-off and the merger for all periods and dates presented.

Windstream and its subsidiaries provide local telephone, long-distance, Internet and high-speed data services. As of December 31, 2006, we had approximately 3.2 million access lines and over 656,000 broadband customers in 16 states. Like many Rural Local Exchange Carriers (“RLECs”) our business has been characterized by stable operating results, revenue and cash flow and a favorable regulatory environment. Because our customer base is located in areas that are generally less densely populated than areas served by other non-rural telephone companies, we believe that we are more insulated from competitive pressures.

Our business consists of three principal segments: our Wireline operations, our Product Distribution operations and our Other Operations. We generate the majority of our revenues and sales from our Wireline operations, which primarily include our Incumbent Local Exchange Carrier (“ILEC”) business, our Competitive Local Exchange Carrier (“CLEC”) business, our Internet services business, and our long-distance business, which, as of December 31, 2006, offers both residential and business long-distance services to approximately 2.0 million customers, including toll-free, calling card services, dedicated access, conference calling and bill management. Our Product Distribution operations supply equipment to affiliated and non-affiliated communications companies, business systems suppliers, governments and retail and industrial companies. Our Other Operations include our directories publishing business, which coordinates advertising, sales, printing and distribution for 378 telephone directory contracts in 35 states. During the fourth quarter of 2006, we announced an agreement to split-off our directory publishing business in a tax-free transaction to affiliates of Welsh, Carson, Anderson & Stowe, a private equity investment firm that currently holds approximately 4.1% of our common stock (for a more complete description of this transaction see, “Pending Transaction”).

Our common stock is listed on the New York Stock Exchange under the symbol “WIN.” Our principal executive offices are located at 4001 Rodney Parham Road, Little Rock, Arkansas 72212-2442, and our telephone number is (501) 748-7000.

Our Competitive Strengths

Leading Rural Telecommunications Carrier. Windstream is a large provider of telecommunications services in rural communities in the United States, and based on the number of telephone lines we have in service, we are the fifth largest local telephone company in the country. As of December 31, 2006, we had approximately 3.2 million access lines in 16 states. We have a strong position in the markets we serve as we believe that rural markets are generally less competitive than urban markets, particularly as it relates to fixed-line voice competition. This lower level of competition is due in part to the low customer density of rural markets. We believe that our strong local presence in the markets we serve also helps solidify our position.

Upgraded Network Infrastructure with Broad Geographic Footprint. We have improved and expanded our network infrastructure, which has allowed us to provide additional services to our customers, improve the overall network quality and enhance our broadband services. We believe that the significant scale and broad geographic footprint of our network provides us with advantages over smaller rural wireline operators that are not as well capitalized and, therefore, may find it more difficult to compete in their markets.

Broad Integrated Product and Service Offerings. We believe that we are the only telecommunications service provider in many of the markets we serve that has the ability to provide an integrated package of voice, data and video services and products. For residential customers, we offer local voice service, long distance, enhanced calling features and broadband, with download speeds of up to 6Mbps. For our business customers, we offer a variety of business voice and data services that include special circuits, customer premise equipment, virtual private networks, web hosting and development, dedicated Internet, and frame relay services. We believe that offering these integrated packages allows us to increase revenue per access line and improve customer retention.

Ability to Generate Strong Cash Flow. We have generated consistently strong cash flows due to relatively stable demand for our services, a supportive regulatory environment and limited competition for telecommunications services in the rural parts of the United States. We continue to focus on reducing expenses and we expect our cash flows to continue to benefit from our cost reduction efforts.

Experienced and Proven Management Team. On average, our senior management team has over 15 years of experience in the telecommunications industry. Many members of our management team also most recently served in senior management roles at Alltel and Valor. Jeffery R. Gardner, our chief executive officer, most recently served as chief financial officer for Alltel and has over twenty years of experience in the telecommunications industry.

Experience in Successfully Completing and Integrating Acquisitions. Since 1999, Alltel’s wireline business has acquired approximately 950,000 access lines through three acquisitions. In each instance, Alltel was able to make operational improvements to lower costs and increase margins. In addition, our management team has successfully completed the integration of the Valor operations and we believe that we are well positioned to recognize the targeted synergies in 2007.

Our Strategy

Maintain Focus on Generating Strong Cash Flow. Our wireline business has consistently generated strong cash flows and maintained industry leading margins. We plan to continue to aggressively manage expenses and employ a disciplined approach to capital expenditures as well as focus on ways to improve our operating efficiency.

Expand Broadband Footprint and Service Offerings. We intend to concentrate on broadband as a core component around which other products and services can evolve. We will continue to focus on increasing the number of broadband-capable access lines. We also plan to expand and improve our broadband services by offering higher speed connections. In addition, we will monitor industry developments in video broadband services to potentially incorporate these developments into our product offerings. We believe that maintaining our focus on broadband will help us retain our customer base, grow average revenue per access line and allow us to remain a leader in the markets in which we operate.

Increase Penetration of Higher Margin Bundled Services. We believe that our ability to offer a wide array of integrated products and services will enable us to maximize revenue and margins. We intend to capitalize on our ability to cross-sell additional features per line and higher margin enhanced voice and data services as bundled packages, which we believe represents a significant opportunity for us to continue our trend of increasing revenue per access line as well as strengthen customer relationships and improve customer retention.

Implement a Dedicated Wireline Sales and Marketing Strategy. As a stand-alone wireline company, Windstream is able to devote more resources than Alltel could to wireline-specific marketing. We believe Windstream will be able to leverage the successful sales and marketing practices that Valor previously employed. We believe that developing a marketing and sales strategy focused on wireline services will reinforce our position as a leader in our markets.

Consider Select Partnerships for Strategic Product Offerings. We have expanded our DISH Network satellite television services to all of our markets. As we strive to provide our customers with a diverse range of telecommunications products and services, we will consider entering into similar select partnerships for other services which we do not directly provide through our own network.

Pursue Select Strategic Acquisitions. In addition to expanding our product offerings, we may grow our business through select strategic acquisitions of other RLECs where our scale, management expertise and financial strength can deliver incremental returns such as that experienced during Alltel’s earlier acquisitions of Verizon’s Kentucky access lines, Aliant Communications and Standard Telephone Company. We adhere to selective criteria in our acquisition analysis, but we believe that there will continue to be opportunities to acquire telecommunications assets at attractive valuations that will meet or exceed our investment criteria. In addition to acquisitions, we will also consider dispositions of non-core assets.

Pending Transaction

On December 12, 2006, Windstream announced that it would split off its directory publishing business (the “Publishing Business”) in what Windstream expects to be a tax-free transaction with entities affiliated with Welsh, Carson, Anderson & Stowe (“WCAS”), a private equity investment firm and a Windstream shareholder. The transaction will be effected pursuant to the terms of a Share Exchange Agreement (the “Share Exchange Agreement”) entered into among Windstream and Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership, Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership, WCAS Capital Partners III, L.P., a Delaware limited partnership, Regatta Holding I, L.P., a Delaware limited partnership, Regatta Holding II, L.P., a Delaware limited partnership, and Regatta Holding III, L.P., a Delaware limited partnership (each a “WCAS Sub” and together the “WCAS Subs”). Anthony J. de Nicola, a WCAS partner, was a member of both the Valor and Windstream Board of Directors through the announcement of this transaction, at which time he resigned.

Prior to completing the transaction, Windstream will contribute the Publishing Business to a newly formed subsidiary (“Holdings”). Holdings will then pay a special dividend to Windstream in an amount equal to Windstream’s tax basis in the Publishing Business (currently estimated to be approximately $30.0 million), issue additional shares of Holdings common stock to Windstream, and distribute to Windstream certain debt securities of Holdings having an aggregate principal amount of approximately $250.0 million less the amount of the special dividend. Windstream expects to exchange the Holdings debt securities for outstanding Windstream debt with an equivalent fair market value and then retire that Windstream debt. Windstream also intends to use the proceeds of the special dividend to retire Windstream debt or repurchase Windstream equity. Following the completion of these transactions, Windstream will exchange all of the outstanding equity of Holdings (the “Holdings Shares”) for an aggregate of 19,574,422 shares of Windstream common stock (the “Exchanged WIN Shares”), which will then be retired. At the time of signing, the WCAS shares were valued at approximately $275.0 million based on a trailing average of Windstream’s stock price of $14.02 at that time. Given the value of the stock at the time of signing, the total value of the transaction was approximately $525.0 million. Based on the trailing average of Windstream common stock at February 23, 2007 of $15.05, the Exchanged WIN shares have a value of approximately $295.0 million, increasing the expected total value of the transaction to approximately $545.0 million.

In order to comply with the covenants in Windstream’s debt instruments, subject to the terms and conditions of the Share Exchange Agreement, Windstream will exchange 80% of the Holdings Shares for 80% of the Exchanged WIN Shares in a first-step closing that is expected to occur during the second quarter of 2007. The remaining Holdings Shares held by Windstream will be exchanged for the remaining Exchanged WIN Shares in a second-step closing that is expected to occur during the fourth quarter of 2007. The first-step closing is subject to customary conditions, including (i) expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the parties having received certain private letter rulings from the IRS with respect to the tax treatment of the transactions, (iii) the receipt of customary solvency and surplus opinions by the Boards of Directors of Windstream and Holdings, and (iv) the contribution of the Publishing Business to Holdings and the exchange of Holdings debt for outstanding Windstream debt.

The Company has since satisfied the requirements of the Hart-Scott-Rodino Act. The second-step closing is conditioned only on the absence of any injunction, but will not occur until Windstream is able to exchange the remaining shares in compliance with the terms of its debt instruments. The terms of the Share Exchange Agreement require the transaction to be completed by December 31, 2008.

The Share Exchange Agreement provides for a customary working capital adjustment pursuant to which the parties will make cash payments to each other to the extent that the working capital of the Publishing Business is less than or greater than a specified target working capital amount at the time of the first-step closing. The Share Exchange Agreement contains customary representations, warranties and covenants and may be terminated if, among other things, the first-step closing of the transaction has not been completed within twelve months after signing or the IRS private letter rulings are not received. The parties have also agreed to customary indemnification for breaches of representations, warranties, covenants and other matters.

In connection with the consummation of the transactions contemplated by the Share Exchange Agreement, the parties and their affiliates will enter into certain related ancillary agreements, including a Publishing Agreement, a Billing and Collection Agreement and a Tax Sharing Agreement. Pursuant to the Publishing Agreement, Windstream will grant Windstream Yellow Pages, Inc. (“Windstream Yellow Pages”), the Windstream subsidiary that currently operates the Publishing Business, an exclusive license to publish Windstream directories. Windstream Yellow Pages will, at no charge to Windstream or its affiliates or subscribers, publish directories with respect to each Windstream service area in which Windstream or its affiliates are required to publish such directories by applicable law, tariff or contract. Subject to the termination provisions in the agreement, the Publishing Agreement will remain in effect for a term of fifty years. As part of this agreement, Windstream agreed to forego future royalty payments from Windstream Yellow Pages on advertising revenues generated from its directories for the duration of the Publishing Agreement. In conjunction with the Publishing Agreement, the Company has entered into an at-market executory contract to purchase minimum advertising in its directories for a period of three years, with a renewal option for two additional years available to WCAS.

The Exchange Offer

On February 27, 2007, we privately placed $500,000,000 aggregate principal amount of the old notes in a transaction exempt from registration under the Securities Act. In connection with the private placement, we entered into a registration rights agreement, dated as of February 27, 2007, with the initial purchaser of the old notes. In the registration rights agreement, we agreed to offer to exchange old notes for new notes registered under the Securities Act. We also agreed to deliver this prospectus to the holders of the old notes. In this prospectus the old notes and the new notes are referred to together as the “notes.” You should read the discussion under the heading “Description of Notes” for information regarding the notes.

The Exchange Offer

This is an offer to exchange $1,000 in principal amount of the new notes for each $1,000 in principal amount of outstanding old notes. The new notes are substantially identical to the old notes, except that:

•	the new notes will be freely transferable, other than as described in this prospectus;

•	holders of the new notes will not be entitled to the rights of the holders of the old notes under the registration rights agreement; and

•	the new notes will not contain any provisions regarding the payment of additional interest for failure to satisfy obligations under the registration rights agreement.

We believe that you can transfer the new notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

•	are not an affiliate of the Company within the meaning of Rule 405 under the Securities Act;

•	are not a broker-dealer tendering old notes acquired directly from Windstream for your own account;

•	acquired the old notes in the ordinary course of your business; and

•	have no arrangements or understandings with any person to participate in this exchange offer for the purpose of distributing the old notes and have made representations to Windstream to that effect.

If any of these conditions are not satisfied and you transfer any new notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act.

Registration Rights

We have agreed to use our commercially reasonable efforts to consummate the exchange offer or cause the old notes to be registered under the Securities Act to permit resales. If we are not in compliance with our obligations under the registration rights agreement, then additional interest (in addition to the interest otherwise due on the notes that are the subject of that registration agreement or the new notes) will accrue on such notes or new notes upon such occurrence. If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no additional interest will be payable on the notes.

No Minimum Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered for exchange.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on [•], 2007, unless it is extended.

Exchange Date	Old notes will be accepted for exchange beginning on the first business day following the expiration date, upon surrender of the old notes.

Conditions to the Exchange Offer

Our obligation to complete the exchange offer is subject to limited conditions. See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time before the expiration date if various specified events occur.

Withdrawal Rights

You may withdraw the tender of your old notes at any time before the expiration date. Any old notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Appraisal Rights	Holders of old notes do not have any rights of appraisal for their notes if they elect not to tender their notes for exchange.

Procedures for Tendering Old notes	See “The Exchange Offer—How to Tender.”

Material United States Federal Income Tax Considerations

The exchange of old notes for new notes by U.S. holders should not be a taxable exchange for U.S. federal income tax purposes, and U.S. holders will not recognize any taxable gain or loss as a result of the exchange. See “Material United States Federal Income Tax Considerations.”

Effect on Holders of Old notes

If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of old notes will have no further registration or other rights under the registration rights agreement, subject only to limited exceptions applicable to persons to whom the exchange offer is not available. Holders of old notes who do not tender their old notes will continue to hold those old notes which will remain outstanding and continue to accrue interest, but such holders will not have any further rights under the registration rights agreement. All untendered, and tendered but unaccepted, old notes will continue to be subject to the restrictions on transfer provided for in the old notes and the respective indenture under which the old notes have been, and the new notes are being, issued. To the extent that old notes are tendered and accepted in the exchange offer, the trading market, if any, for any remaining old notes could be adversely affected. See “The Exchange Offer—Other.”

Use of Proceeds	We will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer.

The Notes

The new notes are substantially identical to the old notes, except that the new notes have been registered under the Securities Act and will not have any of the transfer restrictions and additional interest provisions relating to the old notes. The new notes will evidence the same debt as the old notes, be guaranteed by specified subsidiaries of Windstream and be entitled to the benefits of the indenture.

Issuer	Windstream Corporation

Notes Offered	$500,000,000 aggregate principal amount of new notes in exchange for $500,000,000 aggregate principal amount of outstanding old notes.

Maturity	March 15, 2019

Interest Payment Dates	Interest on the new notes will be paid on March 15 and September 15, beginning on September 15, 2007.

Guarantees

Each of our domestic subsidiaries that guarantee our existing credit facilities will guarantee the new notes on a senior, unsecured basis. Future domestic subsidiaries that guarantee our existing credit facilities will also be required to guarantee the new notes.

Ranking	The notes will be our general unsecured unsubordinated obligations. Accordingly, they will rank:

•	equally with all of our existing and future unsecured unsubordinated debt;

•	effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our credit facilities;

•	senior in right of payment to any of our future subordinated debt; and

•	structurally subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables.

The guarantees will be general unsecured, unsubordinated obligations of the guarantors. Accordingly, they will rank:

•	equally with all of the guarantors’ existing and future unsecured unsubordinated debt;

•

effectively subordinated to the guarantors’ existing and future secured debt to the extent of the assets securing such debt, including the guarantees by the guarantors of obligations under our credit facilities; and

•	senior in right of payment to any of the guarantors’ future subordinated debt.

As of December 31, 2006 and for the year then ended, our non-guarantor subsidiaries represented approximately 72.5% of our revenue, 81.5% of our operating income, and 57.5% of our assets.

Optional Redemption	We may redeem some or all of the new notes on or after March 15, 2012 at the redemption prices described in this prospectus, plus accrued and unpaid interest.

We may redeem some or all of the new notes, at any time before March 15, 2012, at a redemption price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest.

Equity Offering & Optional Redemption

Before March 15, 2010, we may redeem up to 35% of the aggregate principal amount of the new notes with the net cash proceeds of certain equity offerings at 107% of the principal amount of the new notes, plus accrued and unpaid interest, if at least 65% of the aggregate principal amount of the new notes originally issued remain outstanding after such redemption.

Change of Control	If we experience specific kinds of changes in control, we must offer to purchase the new notes at 101% of their face amount, plus accrued and unpaid interest.

Covenants	The indenture governing the notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

These covenants contain important exceptions, limitations and qualifications. At any time that the notes are rated investment grade, certain covenants will be terminated with respect to the notes. For more details, see “Description of Notes.”

Absence of a Public Market for the Notes

The new notes are new issues of securities for which there is currently no established trading market. We do not intend to apply for listing of any of the new notes on any securities exchange or for quotation through any annotated quotation system and a trading market for the new notes may not develop.

Risk Factors

Before tendering old notes, holders should carefully consider all of the information set forth and incorporated by reference in this prospectus and, in particular, should evaluate the specific risk factors set forth under the section entitled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL DATA OF WINDSTREAM

Windstream was formed on July 17, 2006 as a result of the spin-off by Alltel of its wholly-owned subsidiary, Spinco, and the subsequent merger of Spinco with and into Valor. Spinco was formed on November 2, 2005 to receive Alltel’s wireline telecommunications business (the “Wireline Division”) in contemplation of the spin-off and merger. At such time, the Wireline Division was not a separate stand-alone legal entity and was comprised of certain wholly-owned subsidiaries and other component operations of Alltel. On July 17, 2006, Alltel completed the contribution of the Wireline Division to Spinco in exchange for all of the common stock of Spinco, and then merged Spinco with and into Valor, with Valor as the surviving corporation and changing its name to “Windstream Corporation.” The accounting substance of the merger was such that Spinco was determined to be the accounting acquirer. Accordingly, the historical financial statements of Windstream for the periods prior to the completion of the merger have become those of Spinco and have replaced those of Valor. The historical financial information in this prospectus is presented as if Windstream held the Wireline Division prior to closing of the spin-off and the merger for all periods and dates presented. Valor’s businesses are included in Windstream’s financial statements only for periods subsequent to the completion of the merger.

The following selected historical financial information of Windstream for each of the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 has been derived from the financial statements of Windstream, principally representing Alltel’s historical wireline and communications support segments which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Windstream and the financial statements and notes thereto incorporated by reference herein.

	Year Ended December 31,
	2006	2005	2004	2003	2002
(Millions, except per share amounts and customer data)
Revenues and sales	$3,033.3	$2,923.5	$2,933.5	$3,003.3	$2,835.7

Operating expenses	1,635.5	1,779.8	1,745.6	1,827.8	1,740.1
Depreciation and amortization expense	449.6	474.2	508.5	519.4	469.8
Restructuring and other charges	49.4	35.7	11.8	12.2	37.9

Total costs and expenses	2,134.5	2,289.7	2,265.9	2,359.4	2,247.8

Operating income	898.8	633.8	667.6	643.9	587.9
Other income, net	8.7	11.6	13.7	5.8	2.0
Intercompany interest income (expense), net	31.9	23.3	(15.2)	(21.6)	(26.8)
Interest expense	(209.6)	(19.1)	(20.4)	(27.7)	(39.6)
Loss on extinguishment of debt	(7.9)	—	—	—	—
Gain on disposal of assets, write-down of investments and other, net	—	—	—	23.9	—

Income before income taxes, extraordinary item and cumulative effect of accounting change	721.9	649.6	645.7	624.3	523.5

Income taxes	276.3	267.9	259.4	247.1	202.5

Income before extraordinary item and cumulative effect of accounting change	445.6	381.7	386.3	377.2	321.0
Extraordinary item, net of tax	99.7	—	—	—	—
Cumulative effect of accounting change, net of tax	—	(7.4)	—	15.6	—

Net income	$545.3	$374.3	$386.3	$392.8	$321.0

Earnings per Share
Basic:
Income before extraordinary item and cumulative effect of accounting change	$1.02	$.95	$.96	$.93	$.80
Extraordinary item	.23	—	—	—	—
Cumulative effect of accounting change	—	(.02)	—	.04	—

Net income	$1.25	$.93	$.96	$.97	$.80

Diluted:
Income before extraordinary item and cumulative effect of accounting change	$1.02	$.95	$.96	$.93	$.80
Extraordinary item	.23	—	—	—	—
Cumulative effect of accounting change	—	(.02)	—	.04	—

Net income	$1.25	$.93	$.96	$.97	$.80

Dividends per common share	$.45	$—	$—	$—	$—

Weighted average common shares:
Basic Shares	435.2	402.9	402.9	402.9	402.9
Diluted Shares	435.4	402.9	402.9	402.9	402.9

Pro forma amounts assuming accounting changes applied retroactively:
Net income	$545.3	$381.7	$385.9	$376.8	$321.8
Basic earnings per share	$1.25	$.95	$.96	$.94	$.80
Diluted earnings per share	$1.25	$.95	$.96	$.94	$.80

Balance sheet data:
Total assets	$8,030.7	$4,935.8	$5,079.2	$5,276.9	$5,519.8
Total equity	$469.8	$3,489.2	$3,706.8	$3,925.6	$4,039.0
Total long-term debt (including current maturities)	$5,488.4	$260.8	$282.9	$304.8	$587.3
Cash flows provided by (used in):
Operating activities	$1,125.2	$954.6	$968.3	$1,135.0	$822.4
Investing activities	$(299.0)	$(353.6)	$(335.6)	$(356.9)	$(2,164.3)
Financing activities	$(451.3)	$(602.4)	$(627.1)	$(784.2)	$1,340.1
Statistical data:
Wireline access lines	3,242,931	2,885,673	3,009,388	3,095,635	3,167,275
Long distance customers	1,990,950	1,750,762	1,770,852	1,680,181	1,542,210
Broadband customers	656,132	397,696	243,325	153,028	70,182
Capital expenditures	$373.9	$356.9	$337.8	$390.8	$414.0

Ratio of earnings to fixed charges:	4.3	27.8	26.6	20.1	12.7

Notes to Selected Financial Information:

A. During 2006, Windstream incurred $27.6 million of incremental costs, principally consisting of rebranding costs, audit and legal fees, system conversion costs and employee related costs, related to the spin-off from Alltel and merger with Valor. Windstream also incurred $10.6 million in restructuring charges, which consisted of severance and employee benefit costs related to a planned workforce reduction. In addition, the Company incurred $11.2 million in investment banker, audit and legal fees associated with the announced split-off of its directory publishing business. These restructuring charges decreased net income by $36.0 million, giving effect to items not deductible for tax purposes. Effective January 1, 2006, Windstream prospectively reduced depreciation rates for its operations in Pennsylvania. In the second quarter of 2006 the Company prospectively reduced depreciation rates for its operations in Alabama and North Carolina, and in the fourth quarter 2006 it prospectively reduced depreciation rates for its operations in Arkansas and in one of its operating subsidiaries in Texas. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on Windstream’s expected future network utilization and capital expenditure levels required to provide service to its customers. The effects of this change during the year ended December 31, 2006 resulted in a decrease in depreciation expense of $30.1 million and an increase in net income of $18.6 million.

B. During 2005, Windstream incurred $4.5 million of severance and employee benefit costs related to a workforce reduction in its wireline operations. Windstream also incurred $31.2 million of incremental costs, principally consisting of investment banker, audit and legal fees, related to the then pending spin-off from Alltel. These transactions decreased net income $34.1 million. Effective July 1, 2005, Windstream prospectively reduced depreciation rates for its regulated operations in Florida, Georgia, North Carolina and South Carolina to reflect the results of studies of depreciable lives completed by the Company in the second quarter of 2005. The depreciable lives were lengthened to reflect the estimated remaining useful lives of wireline plant based on expected future network utilization and capital expenditure levels required to provide service to its customers. The effects of this change during the year ended December 31, 2005 resulted in a decrease in depreciation expense of $21.8 million and increase in net income of $12.8 million. Effective December 31, 2005, Windstream adopted Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. The cumulative effect of this accounting change resulted in a one-time non-cash charge of $7.4 million, net of income tax benefit of $4.6 million.

C. During 2004, Windstream reorganized its operations and support teams and also announced its plans to exit its competitive service operations in the Jacksonville, Florida market due to the continued unprofitability of these operations. In connection with these activities, Windstream recorded a restructuring charge of $13.6 million consisting of $11.6 million in severance and employee benefit costs related to a workforce reduction, $1.3 million of employee relocation expenses and $0.7 million of other exit costs. During 2004, the Company also recorded a $1.8 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease and contract termination costs. The reduction primarily reflected differences between estimated and actual costs paid in completing the previous planned lease and contract terminations. These transactions decreased net income by $7.3 million. Effective April 1, 2004, Windstream prospectively reduced depreciation rates for its regulated operations in Nebraska, reflecting the results of a triennial study of depreciable lives completed by Windstream in the second quarter of 2004, as required by the Nebraska Public Service Commission. The effects of this change during the year ended December 31, 2004 resulted in a decrease in depreciation expense of $19.1 million and increase in net income of $11.4 million.

D. During 2003, Windstream recorded a restructuring charge of $7.0 million consisting of severance and employee benefit costs related to a workforce reduction, primarily resulting from the closing of certain call center locations. Windstream also recorded a $0.4 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease termination costs. The reduction primarily reflected differences between estimated and actual costs paid in completing previously planned lease terminations. During 2003, Windstream also wrote off certain capitalized software development costs that had no alternative future use or functionality. These transactions decreased net income $7.4 million. In 2003, Windstream sold to Convergys Information Management Group, Inc. certain assets and related liabilities, including selected customer contracts and capitalized software development costs, associated with Windstream’s telecommunications information services operations. In connection with this sale, Windstream recorded a pretax gain of $31.0 million. In addition, during 2003, Windstream retired, prior to stated maturity dates, $249.1 million of long-term debt, representing all of the long-term debt outstanding under the Rural Utilities Services, Rural Telephone Bank and Federal Financing Bank programs. In connection with the early retirement of the debt, Windstream incurred pretax termination fees of $7.1 million. These transactions increased net income $10.7 million. Effective January 1, 2003, Windstream adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. The cumulative effect of this accounting change resulted in a one-time non-cash credit of $15.6 million, net of income tax expense of $10.3 million.

E. In 2002, Windstream announced its plans to exit its competitive service operations in seven states representing less than 20 percent of its competitive access lines. During 2002, Windstream also consolidated its call center and product distribution operations. In connection with these activities, Windstream recorded restructuring charges totaling $10.9 million consisting of $8.2 million in severance and employee benefit costs related to workforce reductions and $2.7 million of costs associated with terminating certain competitive service transport agreements and lease termination fees incurred with the closing of certain call center and product distribution locations. In exiting the competitive service operations, Windstream also incurred $2.2 million of costs to disconnect and remove switching and other transmission equipment from central office facilities and expenses to notify and migrate customers to other service providers. Windstream also wrote off certain capitalized software development costs totaling $4.1 million that had no alternative future use or functionality. These transactions decreased net income $23.2 million.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The summary below sets forth selected unaudited historical pro forma financial data for Windstream after giving effect to the Transactions for the period indicated. The following table should be read together with the consolidated financial statements and accompanying notes of Spinco and Valor included in the documents described under “Where You Can Find Additional Information.” The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of Windstream would have been had the Transactions occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or future results of operations of Windstream will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. See “Unaudited Pro Forma Consolidated Financial Information” on page [•].

For the Year Ended December 31, 2006
(Dollars in millions, except shares and per share data)
Revenue and sales	$3,299.8
Depreciation and Amortization	$521.0
Operating income	$1,128.3
Income before income taxes	$701.4
Income taxes	$266.7
Income before extraordinary item	$434.7
Basic earnings per share	$.92
Diluted earnings per share	$.92
Weighted average common shares outstanding:
Basic	473.7
Diluted	473.9

RISK FACTORS

Before tendering old notes, prospective participants in the exchange offer should consider carefully the following risks. These risks set forth important information that may cause our actual results in future periods to differ materially from those currently expected or discussed in forward-looking statements contained or incorporated by reference in this prospectus relating to our financial results, operations and business prospects. The new notes, like the old notes, entail the following risks:

Risks Relating to Windstream’s Business

We face intense competition in our businesses from many sources that could reduce our market share or adversely affect our financial performance.

Substantial and increasing competition exists in the wireline communications industry. Our incumbent local exchange carrier (“ILEC”) operations have experienced, and will continue to experience, competition in their local service areas. Sources of competition to our local service business include, but are not limited to, wireless communications providers, resellers of local exchange services, interexchange carriers, satellite transmission service providers, cable television companies, competitive access service providers, including, without limitation, those utilizing Unbundled Network Elements- Platform or UNE-P, and voice-over-Internet-protocol, or VoIP, and providers using other emerging technologies.

Competition could adversely affect us in several ways, including (1) the loss of customers and market share, (2) the possibility of customers reducing their usage of our services or shifting to less profitable services, (3) our need to lower prices or increase marketing expenses to remain competitive and (4) our inability to diversify by successfully offering new products or services.

We may not be able to compete successfully with cable operators which are subject to less stringent industry regulations.

Cable television companies deploying a cable modem service represent our principal competitors for broadband Internet access. Broadband offerings by cable television companies are mostly unregulated by state public service commissions who regulate us and are not subject to tariffs, therefore providing such companies much greater pricing flexibility. As of December 31, 2006, the majority of our broadband DSL offerings were federally regulated and are required to comply with federal tariffs.

We also face competition from cable television companies providing voice service offerings. Voice offerings of cable operators are offered mainly under Competitive Local Exchange Carrier certificates obtained in states where they offer services and therefore are subject to fewer service quality or service reporting requirements. In addition, the rates or prices of the voice service offerings of cable companies are not subject to regulation. In contrast, our voice service rates or prices, in our capacity as an ILEC, are subject to regulation by various state public service commissions and, unlike cable operators, are also subject to “carrier of last resort” obligations which generally obligates us to provide basic voice services to any person regardless of the profitability of such customer. We may not be able to compete successfully with cable companies in either the offering of broadband or voice services.

Competition from wireless carriers is likely to continue to cause access line losses which could adversely affect our operating results and financial performance.

Competition, mainly from fixed line substitution, has caused in recent years a reduction in the number of Windstream access lines and generally has caused pricing pressure in the industry. As wireless carriers continue to expand and improve their network coverage while lowering their prices, some customers choose to stop using traditional wireline phone service and instead rely solely on wireless service. We anticipate that this trend toward solely using wireless services will continue, particularly if wireless service rates continue to decline and the quality of wireless services improves. Many wireless carriers are substantially larger than we are and will have greater financial resources and superior brand recognition than we have. In the future, it is expected that the number of access lines served by us will continue to be adversely affected by fixed line substitution and that industry-wide pricing pressure will continue. We may not be able to compete successfully with these wireless carriers.

We may not be able to compete successfully against companies offering integrated communication services.

Through mergers, joint ventures and various service expansion strategies, providers of competing communications services are increasingly able to provide integrated services in many of the markets that we serve. If we are unable to offer integrated service offerings, we may not be able to compete successfully against competitors that offer more integrated service packages. During the fourth quarter of 2005, we began offering DISH Network satellite television service to our residential customers as part of a bundled service offering. In January 2007, Windstream announced a multi-year extension to our existing agreement with EchoStar Communications Corporation to offer DISH Network satellite television service to Windstream customers throughout its 16-state territory. We expect to continue to offer additional bundled services such as DSL, long distance and second lines with our basic voice service to create more appealing product offerings at more attractive prices to our customers. However, it may be difficult for us to provide customers a single, clear invoice and integrated customer care for bundled services. We have also decided not to offer wireless services as a bundle with our services at this time.

We could be harmed by rapid changes in technology.

The communications industry is experiencing significant technological changes, particularly in the areas of VoIP, data transmission and wireless communications. Rapid technological developments in wireless, personal communications services, digital microwave, satellite, broadband radio services, local multipoint distribution services, meshed wireless fidelity, or WiFi, and other wireless technologies could result in the development of products or services that compete with or displace those offered by traditional local exchange carriers (“LECs”). For example, we may be unable to retain existing customers who decide to replace their wireline telephone service with wireless telephone service. In addition, the development and deployment of cable and broadband technology will result in additional local telephone line losses for us if customers choose VoIP for their local telephone service. Additional access line loss will also likely occur as customers shift from dial-up data services, which are often on a second phone line, to high-speed data services. Furthermore, the proliferation of replacement technologies impacting our wireline business could require us to make significant additional capital investment in order to compete with other service providers that may enjoy network advantages that will enable them to provide services more efficiently or at a lower cost. Alternatively, we may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner, or at all. If we cannot develop new services and products to keep pace with technological advances, or if such services and products are not widely embraced by our customers, our results of operations could be adversely impacted.

We provide services to our customers over access lines, and if we continue to lose access lines like we have historically, our revenues, earnings and cash flow from operations could be adversely affected.

Our business generates revenue by delivering voice and data services over access lines. We have experienced net access line loss over the past few years. Although our access lines increased by approximately 360,000, or 12 percent, during the year ended December 31, 2006, this increase was driven by the acquisition of Valor and its approximately 500,000 access lines. During 2006, including the acquired Valor operations on a pro forma basis, the number of access lines we served declined by approximately 4.4 percent due to a number of factors, including increased competition and wireless and broadband substitution. We expect to continue to experience net access line loss in our markets for an unforeseen period of time. Our inability to retain access lines could adversely affect our revenues, earnings and cash flow from operations.

We are subject to various forms of regulation from the Federal Communications Commission (“FCC”) and the regulatory commissions in the 16 states in which we operate which limits our pricing flexibility for regulated voice and broadband DSL products, subjects us to service quality, service reporting and other obligations, and exposes us to the reduction of revenue from changes to the universal service fund or the intercarrier compensation system.

As a provider of wireline communication services, we have operating authority from each of the 16 states in which we conduct local service operations, and we are subject to various forms of regulation from the regulatory commissions in each of these 16 states as well as from the FCC. State regulatory commissions have primary jurisdiction over local and intrastate services including, to some extent, the rates that we charge customers, and other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over interstate services including the rates that we charge other telecommunications companies that use our network and other issues related to interstate service. These regulations restrict our ability to adjust rates to reflect market conditions and affect our ability to compete and respond to changing industry conditions.

Future revenues, costs, and capital investment in our wireline business could be adversely affected by material changes to these regulations, including, but not limited to, changes in inter-carrier compensation, state and federal Universal Service Fund (“USF”) support, Unbundled Network Element (“UNE”) and Unbundled Network Element-Platform (“UNE-P”) pricing and requirements, and VoIP regulation. Federal and state communications laws may be amended in the future, and other laws may affect our business. In addition, certain laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts and could be changed at any time. We cannot predict future developments or changes to the regulatory environment, or the impact such developments or changes would have.

In addition, these regulations could create significant compliance costs for us. Delays in obtaining certifications and regulatory approvals could cause us to incur substantial legal and administrative expenses, and conditions imposed in connection with such approvals could adversely affect the rates that we are able to charge our customers. Our business also may be affected by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts, or addressing other issues that impact our business. For example, existing provisions of the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. Our compliance costs will increase if future legislation, regulations or orders continue to increase our obligations.

In 2006, Windstream received approximately 8% of its revenues from state and federal Universal Service Funds, and any adverse regulatory developments with respect to these funds could adversely affect our profitability.

We receive state and federal USF revenues to support the high cost of providing affordable telecommunications services in rural markets. Such support payments constituted approximately 8% of the Company revenues for the year ended December 31, 2006. A portion of such fees are based on relative cost structures, and we expect receipt of such fees to decline as we continue to reduce costs. Pending regulatory proceedings could, depending on the outcome, materially reduce our USF revenues.

We will be required to make contributions to state and federal USFs each year. Current state and federal regulations allow us to recover these contributions by including a surcharge on our customers’ bills. If state and/or federal regulations change, and we become ineligible to receive support, such support is reduced, or we become unable to recover the amounts we contribute to the state and federal USFs from our customers, our earnings and cash flow from operations would be directly and adversely affected.

We may be affected by significant restrictions with respect to certain actions that could jeopardize the tax-free status of our July 17, 2006 merger and spin-off.

The July 17, 2006 merger agreement restricts us from taking certain actions that could cause the spin-off to be taxable to Alltel under Section 355(e) of the Internal Revenue Code or otherwise jeopardize the tax-free status of the spin-off or the merger (which the merger agreement refers to as “disqualifying actions”), including:

•	Generally, for two years after the spin-off, taking, or permitting any of our subsidiaries to take, an action that might be a disqualifying action without receiving the prior consent of Alltel;

•

For two years after the spin-off, entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of our stock or the issuance of shares of our stock, or options to acquire or other rights in respect of such stock, in excess of a permitted basket of 71,130,989 shares (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications and similar transactions), unless, generally, the shares are issued to qualifying employees or retirement plans, each in accordance with “safe harbors” under regulations issued by the IRS;

•	For two years after the spin-off, repurchasing our shares, except to the extent consistent with guidance issued by the IRS;

•

For two years after the spin-off, permitting certain wholly-owned subsidiaries that were wholly-owned subsidiaries of Alltel Holding Corp. at the time of the spin-off to cease the active conduct of the Windstream business to the extent so conducted by those subsidiaries immediately prior to the spin-off; and

•

For two years after the spin-off, voluntarily dissolving, liquidating, merging or consolidating with any other person, unless (1) we are the survivor of the merger or consolidation or (2) prior to undertaking such action, we receive the prior consent of Alltel.

Nevertheless, we will be permitted to take any of the actions described above in the event that the Internal Revenue Service has granted a favorable ruling to Alltel or us as to the effect of such action on the tax-free status of the merger and spin-off transactions. To the extent that the tax-free status of the transactions is lost because of a disqualifying action taken by us or any of our subsidiaries after the distribution date (except to the extent that Alltel has delivered a previous determination to us permitting such action), we generally will be required to indemnify, defend and hold harmless Alltel and its subsidiaries (or any successor to any of them) from and against any and all resulting tax-related losses incurred by Alltel.

Because of these restrictions, we may be limited in the amount of stock that we can issue to make acquisitions in the two years subsequent to the spin-off and merger. Also, our indemnity obligation to Alltel might discourage, delay or prevent a change of control during this two-year period that our stockholders may consider favorable.

We have little operating history as an independent company and our historical and pro forma combined financial information are not necessarily representative of the results we would have achieved as an independent publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma combined financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as an independent publicly traded company during the periods presented or those results we will achieve in the future. This results from the fact that our historical and pro forma combined financial results reflect allocations of corporate expenses from Alltel. The actual amount of the comparable expenses we would have incurred had we operated as an independent publicly traded company may have been greater than those allocated from Alltel.

Disruption in our networks and infrastructure may cause us to lose customers and incur additional expenses.

To be successful, we will need to continue to provide our customers with reliable service over our networks. Some of the risks to our networks and infrastructure include: physical damage to access lines, breaches of security, capacity limitations, power surges or outages, software defects and disruptions beyond our control, such as natural disasters and acts of terrorism.

From time to time in the ordinary course of business, we will experience short disruptions in our service due to factors such as cable damage, inclement weather and service failures of our third party service providers. We could experience more significant disruptions in the future. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur expenses, and thereby adversely affect our business, revenue and cash flow.

Weak economic conditions may decrease demand for our services.

We are sensitive to economic conditions and downturns in the economy. Downturns in the economies and vendor concentration in the markets we serve could cause our existing customers to reduce their purchases of our basic and enhanced services and make it difficult for us to obtain new customers.

Adverse developments in our relationship with our employees could adversely affect our business, financial condition or results of operations.

As of December 31, 2006, approximately 1,955 of our employees, or 24% of all of our employees, at various sites were covered by collective bargaining agreements. Our relationship with these unions generally has been satisfactory, but occasional work stoppages have occurred. Within the last five years, one work stoppage occurred at our facility in Lexington, Kentucky, which involved approximately 350 employees and lasted approximately 120 days. Any work stoppages in the future could have a material adverse effect on Windstream’s business, financial condition or results of operations.

We are currently party to 22 collective bargaining agreements with several unions, which expire at various times. Ten of these collective bargaining agreements, covering a total of approximately 797 employees, as of December 31, 2006, are due to expire in 2007. Historically, we have succeeded in negotiating new collective bargaining agreements without work stoppages; however, no assurances can be given that we will succeed in negotiating new collective bargaining agreements to replace the expiring ones without work stoppages. Any work stoppage in the future could have a material adverse effect on our business, financial condition or results of operations.

The split-off of our directory publishing business and related transactions are subject to certain conditions to closing that could result in the transactions being delayed or not completed, which could negatively impact our future business and operations.

Failure to complete the split-off of our directory publishing business to affiliates of Welsh Carson could negatively affect our future business and operations. The transactions are subject to customary conditions to closing. If any of the conditions to the transactions are not satisfied or, if waiver is permissible, not waived, the transactions will not be completed. If the split-off and related transactions are not completed for any reason, we will not recognize the anticipated benefits of the transactions, such as the retirement of a portion of our outstanding debt under our senior secured credit facilities and the repurchase of our common stock from Welsh Carson. In addition, we must pay our own expenses related to the transactions, including substantial legal, audit and financial advisory fees, even if the transaction is not completed, which could adversely affect our results of operations. Further, if the transaction with Welsh Carson is unsuccessful and our board of directors determines to seek another transaction, it may not be able to find a partner willing to pay an equivalent or more attractive price than that which would have been paid in the transaction with Welsh Carson.

Risks Relating to the Notes and the Exchange Offer

You may not be able to sell your old notes if you do not exchange them for new notes in the exchange offer.

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer as stated in the legend on the old notes. In general, you may not reoffer, resell or otherwise transfer the old notes in the United States unless they are:

•	registered under the Securities Act;

•	offered or sold under an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently anticipate that we will register the old notes under the Securities Act.

Holders of the old notes who do not tender their old notes will have no further registration rights under the registration rights agreement.

Holders who do not tender their old notes, except for limited instances involving the initial purchaser or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes in the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest.

The market for old notes may be significantly more limited after the exchange offer and you may not be able to sell your old notes after the exchange offer.

If old notes are tendered and accepted for exchange under the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited. As a result, the liquidity of the old notes not tendered for exchange could be adversely affected. The extent of the market for old notes and the availability of price quotations would depend upon a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for old notes that are not exchanged in the exchange offer may be affected adversely as old notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the old notes that are not exchanged more volatile.

Your old notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your old notes will continue to be subject to existing transfer restrictions and you may not be able to sell your old notes.

We will not accept your old notes for exchange if you do not follow the exchange offer procedures. We will issue new notes as part of the exchange offer only after a timely receipt of your old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. If we do not receive your old notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your old notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we will not accept your old notes for exchange.

There is no established trading market for the new notes.

The new notes will constitute a new issue of securities with no established trading market. A trading market for the new notes may not develop. If a market does develop, it may not provide you the ability to sell your new notes. Further, you may not be able to sell your new notes at a favorable price or at all. If a market does develop, the new notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

Windstream’s substantial debt could adversely affect its cash flow and prevent it from fulfilling its obligations under the notes.

As of December 31, 2006, we had approximately $5.5 billion consolidated indebtedness.

Windstream’s substantial amount of debt could have important consequences to you. For example, it could:

•	make it more difficult for Windstream to satisfy its obligations under the notes;

•	increase its vulnerability to general adverse economic and industry conditions;

•

require it to dedicate a substantial portion of its cash flow from operations to make interest and principal payments on its debt, thereby limiting the availability of its cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit its flexibility in planning for, or reacting to, changes in its business and the telecommunications industry;

•	place it at a competitive disadvantage compared with competitors that have less debt; and

•	limit its ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, a substantial portion of Windstream’s debt, including borrowings under its credit facilities, bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect its cash flow. In order to insulate the company from cash flow variability resulting from interest rate risk, we have entered into four identical pay fixed, /receive variable interest rate swap agreements to hedge cash flows on a principal amount of $1.6 billion of borrowings, amortizing down to $906.25 million over the seven-year term of the swaps. The floating rate component of the interest rate swaps are based on the three-month LIBOR, and resets quarterly on the same dates as the interest rate on term loan B. While Windstream is attempting to limit its exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Despite Windstream’s substantial debt, Windstream may still be able to incur significantly more debt. This could further exacerbate the risks associated with its substantial debt.

Windstream may be able to incur additional debt in the future. The terms of its credit facilities and the indenture governing the notes allow it to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to its current debt levels, the related risks Windstream could fact would be magnified.

The notes will be effectively subordinated to the secured debt of Windstream and the guarantors.

The notes and each guarantee of the notes, are unsecured and therefore will be effectively subordinated to any secured debt of Windstream and the guarantors to the extent of the assets securing such debt. In the event of a bankruptcy or similar proceeding, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. As of February 27, 2007, Windstream had $1.9 billion of secured debt outstanding and up to $500 million of additional availability under its revolving credit facility. The notes will be effectively subordinated to any borrowings under the credit facilities and other secured debt. The indenture governing the notes will allow Windstream to incur a substantial amount of additional secured debt.

Not all of Windstream’s subsidiaries will be required to guarantee the notes, and the assets of any non-guarantor subsidiaries may not be available to make payments on the notes.

On the issue date of the notes, Windstream’s subsidiaries that guarantee its credit facilities will also guarantee the notes. However, most of its regulated subsidiaries do not guarantee the credit facilities or the old note and will not guarantee the new notes. As of December 31, 2006, the non-guarantor subsidiaries held approximately 57.5% of Windstream’s total assets. All of Windstream’s future unrestricted subsidiaries, and any of Windstream’s future restricted subsidiaries that do not guarantee any of its other debt, will not guarantee the notes.

In the event that any non-guarantor subsidiary of Windstream becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to Windstream or any guarantors. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of any subsidiary of Windstream that is not a guarantor, including trade payables. In addition, the indenture, subject to certain limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that these subsidiaries may incur.

To service its debt and meet its other cash needs, Windstream will require a significant amount of cash, which may not be available to it.

The ability of Windstream to make payments on, or repay or refinance, its debt, including the notes and to fund planned capital expenditures, dividends and other cash needs will depend largely upon its future operating performance. Its future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, its ability to borrow funds in the future to make payments on its debt will depend on the satisfaction of the covenants in its credit facilities and its other debt agreements, including the indenture governing the notes and other agreements Windstream may enter into in the future. Specifically, Windstream will need to maintain specified financial ratios and satisfy financial condition tests. Furthermore, Windstream expects to pay cash dividends of $1.00 per share per annum, which will represent an aggregate of approximately $475 million per year to the holders of its common stock. Windstream may not generate sufficient cash flow from operations, have future borrowings available to it under its credit facilities or from other sources in an amount sufficient to enable it to pay its debt, including the notes, or be able to fund its dividends and other liquidity needs.

In addition, before the repayment of the notes, Windstream will be required to refinance or repay its credit facilities and the Valor notes. Windstream may not be able to refinance any of its debt, including its credit facilities, on commercially reasonable terms or at all. If Windstream is unable to make payments or refinance its debt, or obtain new financing under these circumstances, Windstream would have to consider other options, such as:

•	sales of assets;

•	sales of equity; and/or

•	negotiations with its lenders to restructure the applicable debt.

Windstream’s credit agreement and the indenture governing the notes may restrict, or market or business conditions may limit, its ability to do some of these things. In addition, certain tax related agreements limit our ability to engage in such actions during the next two years.

Windstream is dependent upon dividends from its subsidiaries to meet its debt service obligations.

Windstream is a holding company and conducts all of its operations through its subsidiaries. Windstream’s ability to meet its debt service obligations will be dependent on receipt of dividends from its direct and indirect subsidiaries. Subject to the restrictions contained in the indenture, future borrowings by its subsidiaries may contain restrictions or prohibitions on the payment of dividends by its subsidiaries to it. In addition, federal and state regulations governing Windstream’s regulated subsidiaries and applicable state corporate law may limit the ability of its subsidiaries to pay dividends to it.

The agreements governing the current and future indebtedness of Windstream’s subsidiaries, as well as applicable laws or state regulation, may not permit its subsidiaries to provide it with sufficient dividends, distributions or loans to fund payments on these notes when due.

The agreements governing Windstream’s debt, including the notes and its credit facilities, contain various covenants that impose restrictions on Windstream that may affect its ability to operate its business and to make payments on the notes. The agreements governing Windstream’s credit facilities, the indenture and the agreements that govern other indebtedness of Windstream each impose operating and financial restrictions on Windstream’s activities. These restrictions include compliance with or maintenance of certain financial tests and ratios, including minimum interest coverage ratio and maximum leverage ratio and limit or prohibit its ability to, among other things:

•	incur additional debt and issue preferred stock;

•	create liens;

•	redeem and/or repay certain debt;

•	pay dividends on its stock or repurchase stock;

•	make certain investments;

•	engage in specified sales of assets;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in consolidation, mergers and acquisitions;

•	make certain capital expenditures; and

•	pay dividends and make other distributions.

These restrictions on Windstream’s ability to operate its business could seriously harm its business by, among other things, limiting its ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond its control could affect its ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in its existing or future financing agreements would result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt and to terminate any commitments to lend. Under these circumstances, Windstream might have insufficient funds or other resources to satisfy all of its obligations, including its obligations under the notes. In addition, the limitations imposed by financing agreements on its ability to incur additional debt and to take other actions might significantly impair Windstream’s ability to obtain other financing.

Fraudulent conveyance laws may void the notes and/or the guarantees or subordinate the notes and/or the guarantees.

The issuance of the notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of Windstream’s or the guarantors’ creditors. Under these laws, if in such a lawsuit a court were to find that, at the time the notes are issued, Windstream:

•	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonable equivalent value or fair consideration for incurring this debt, and the guarantor;

•	was insolvent or was rendered insolvent by reason of the related financing transactions;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•

intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void the notes or subordinate the notes to Windstream’s presently existing or future debt or take other actions detrimental to you.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

A court could apply different standards to determine whether Windstream was “insolvent” as of the date the notes were issued, and, regardless of the method of valuation, a court could determine that it was insolvent on that date. A court could also determine, regardless of whether Windstream was insolvent on the date the notes were issued, that the payments constituted fraudulent transfers on another ground.

Windstream’s obligations under the notes are guaranteed by all of its existing subsidiaries that are guarantors under its credit facilities, and the guarantees may also be subject to review under various laws for the protection of creditors. The analysis set forth above would generally apply, except that the guarantees could also be subject to the claim that, since the guarantees were incurred for the benefit of Windstream, and only indirectly for the benefit of the guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a guarantor’s obligation under its guarantee, subordinate the guarantee to the other indebtedness of a guarantor, direct that holders of the notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors, or to take other action detrimental to the holders of the notes. In addition, the liability of each guarantor under the indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance, and we cannot predict what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

Windstream may be unable to make a change of control offer required by the indenture governing the notes which would cause defaults under the indenture governing the notes, its credit facilities and its other new financing arrangements.

The terms of the notes will require Windstream to make an offer to repurchase the notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the date of the purchase. The terms of Windstream’s credit facilities will require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit its ability to fund the repurchase of your notes in certain circumstances. It is possible that Windstream will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in its credit facilities and other financing arrangements will not allow the repurchases.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes contemplated in this prospectus, we will receive outstanding securities in like principal amount, the form and terms of which are the same as the form and terms of the new notes, except as otherwise described in this prospectus. The old notes surrendered in exchange for new notes will be retired and canceled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the exchange offer.

We received approximately $499 million in net proceeds from the offering of the old notes, after deducting fees and expenses of the related to the offering. These proceeds, together with cash on hand, were used to repay $500 million of the indebtedness outstanding under our senior credit facilities incurred in connection with the merger of Spinco into Valor on July 17, 2006 and used to pay a special dividend to Alltel and related fees and expenses in connection with the merger.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of:

•	Windstream and its subsidiaries on an as reported basis as of December 31, 2006; and

•

Windstream on a pro forma as adjusted basis as if the Transaction had occurred on December 31, 2006 and that any old notes properly tendered and exchanged for new notes pursuant to the exchange offer will be retired and cancelled and the new debt issuance had been entered into on that date.

This table should be read in conjunction with the consolidated financial statements and the notes thereto appearing in the Windstream 2006 Form 10-K, incorporated by reference herein, and with the Notes to the Unaudited Pro Forma Consolidated Financial Statements on page [•] of this prospectus.

	As of December 31, 2006
	Actual	Pro Forma
	(Dollars in millions)
Cash and short-term investments	$386.8	$386.8

Issued by Windstream Corporation:
Senior secured credit facility, Tranche A—variable rates, due July 17, 2011	500.0	500.0
Senior secured credit facility, Tranche B—variable rates, due July 17, 2013	1,900.0	1,400.0
Debentures and notes, without collateral:
Company Securities—8.625%, due August 1, 2016	1,746.0	1,746.0
2013 Notes—8.125%, due August 1, 2013	800.0	800.0
2019 Notes—7.00%, due March 15, 2019	—	500.0
Issued by subsidiaries of the Company:
Valor Telecommunications Enterprises LLC and Valor Telecommunications Finance Corp.—7.75%, due February 15, 2015 (a)	400.0	400.0
Windstream Holding of the Midwest, Inc.—6.75%, due April 1, 2028 (a)	100.0	100.0
Debentures and notes, without collateral:
Windstream Georgia Communications Corp.—6.50%, due November 15, 2013	70.0	70.0
Teleview, Inc.—7.00%, due January 2, 2010 and May 2, 2010	0.8	0.8
Discount on long-term debt, net of premiums	(28.4)	(28.4)

Total long-term debt, including current maturities	5,488.4	5,488.4
Stockholders’ equity (deficit)	469.8	469.8

Total capitalization	$5,958.2	$5,958.2

(a)	The Company’s collateralized subsidiary debt is equally and ratably secured with debt under the senior secured credit facilities.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On February 27, 2007, Windstream privately placed $500,000,000 aggregate principal amount of old notes in a transaction exempt from registration under the Securities Act. Accordingly, the old notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. In the registration rights agreement, we have agreed with the initial purchaser of the old notes to:

•	file a registration statement with the SEC relating to the exchange offer not later than June 27, 2007;

•	use our commercially reasonable efforts to cause the exchange offer registration statement to become effective under the Securities Act by August 26, 2007; and

•	upon effectiveness of the exchange offer registration statement, promptly commence the exchange offer.

In addition, we have agreed to keep the exchange offer open for at least 30 days, or longer if required by applicable law, after the date notice of the exchange offer is mailed to the holders of the old notes. The new notes are being offered under this prospectus to satisfy our obligations under the registration rights agreement.

Terms of the Exchange

Upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal that accompany this prospectus, we are offering to exchange $1,000 in principal amount of new notes for each $1,000 in principal amount of outstanding old notes. The terms of the new notes are substantially identical to the terms of the old notes for which they may be exchanged in the exchange offer, except that:

(1) the new notes have been registered under the Securities Act and will be freely transferable, other than as described in this prospectus;

(2) the new notes will not contain any legend restricting their transfer;

(3) holders of the new notes will not be entitled to some of the rights of the holders of the old notes under the registration rights agreement, which rights will terminate on completion of the exchange offer; and

(4) the new notes will not contain any provisions regarding the payment of additional interest.

The new notes will evidence the same debt as the old notes and will be entitled to the benefits of the indenture.

The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered for exchange.

Based on interpretations by the SEC’s staff in no-action letters issued to other parties, we believe that a holder of new notes issued in the exchange offer may transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act if such holder:

•	is not an affiliate of the Company within the meaning of Rule 405 under the Securities Act,

•	is not a broker-dealer tendering old notes acquired directly from Windstream for its own account,

•	acquired the old notes in the ordinary course of its business, and

•	has no arrangements or understandings with any person to participate in this exchange offer for the purpose of distributing the old notes and has made representations to Windstream to that effect.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where those new notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make available to any broker-dealer, without charge, as many copies of this prospectus as such broker-dealer may reasonably request.

Tendering holders of old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable letter of transmittal, transfer taxes relating to the exchange of old notes for new notes in the exchange offer.

Shelf Registration Statement

If, because of changes in law, SEC rules or regulations or applicable interpretations of the staff of the SEC, Windstream is not permitted to effect the exchange offer, or under certain other circumstances, Windstream and the guarantors will, at their cost, file with the SEC and use their commercially reasonable efforts to cause to become effective no later than June 27, 2007 a shelf registration statement with respect to resales of the old notes and new notes and to keep the registration statement effective for two years, or, if earlier, the date when all old notes or new notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Windstream will, in the event of a shelf registration, provide copies of the prospectus to each holder, notify each holder when the shelf registration statement for the old notes and new notes has become effective and take certain other actions as are required to permit resales of such notes.

A holder selling old notes or new notes under the shelf registration statement generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers. Consequently, the holder may be subject to the civil liability provisions under the Securities Act in connection with those sales and will be bound by any applicable provisions of the registration rights agreement, including specified indemnification obligations.

Additional Interest

Additional interest will accrue on the principal amount of the old notes, in addition to the stated interest on the old notes, from and including the date on which a registration default occurs but excluding the date on which all registration defaults have been cured.

The occurrence of any of the following is a registration default:

(1) neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC on or before June 27, 2007,

(2) neither the exchange offer registration statement nor the shelf registration statement has been declared effective on or before August 26, 2007,

(3) neither the exchange offer has been completed nor the shelf registration statement has been declared effective on or before September 25, 2007, or

(4) after either the exchange offer registration statement or the shelf registration statement has been declared effective, that registration statement ceases to be effective or usable, subject to certain exceptions, in connection with resales of old notes or new notes in accordance with and during the periods specified in the registration rights agreement.

Additional interest will accrue at a rate of 0.25% per annum on the principal amount during the 90-day period after the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period. In no event will the rate exceed 1.00% per annum on the principal amount. If the exchange offer is completed on the terms and within the period contemplated by this prospectus, no additional interest will be payable.

The summary of the provisions of the registration rights agreement contained in this prospectus does not contain all of the terms of the agreement. This summary is subject to and is qualified in its entirety by reference to all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Expiration Date; Extensions; Termination; Amendments

The expiration date of the exchange offer is 5:00 p.m., Eastern Standard time, on [•], 2007, unless Windstream in its sole discretion extends the period during which the exchange offer is open. In that case, the expiration date will be the latest time and date to which the exchange offer is extended. We reserve the right to extend the exchange offer at any time and from time to time before the expiration date by giving written notice to U.S. Bank National Association, the exchange agent, and by timely public announcement. Unless otherwise required by applicable law or regulation, the public announcement will be made by a release to Businesswire, the PR Newswire or other national newswire service. During any extension of the exchange offer, all old notes previously tendered in the exchange offer will remain subject to the exchange offer.

The initial exchange date will be the first business day following the expiration date. We expressly reserve the right to:

(1) terminate the exchange offer and not accept for exchange any old notes for any reason, including if any of the events described below under “—Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

(2) amend the terms of the exchange offer in any manner.

If any termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the old notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the new notes for the old notes on the exchange date.

If we waive any material condition to the exchange offer or amend the exchange offer in any other material respect and at the time that notice of this waiver or amendment is first published, sent or given to holders of old notes in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the fifth business day from, and including, the date that the notice is first so published, sent or given, then the exchange offer will be extended until that fifth business day.

This prospectus and the letter of transmittal and other relevant materials will be mailed to record holders of old notes. In addition, these materials will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of old notes.

How to Tender

The tender to Windstream of old notes according to one of the procedures described below will constitute an agreement between that holder of old notes and Windstream in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

General Procedures. A holder of an old note may tender them by properly completing and signing the letter of transmittal or a facsimile of the letter of transmittal and delivering them, together with the certificate or certificates representing the old notes being tendered and any required signature guarantees, or a timely confirmation of a book-entry transfer according to the procedure described below, to the exchange agent at the address set forth below under “—Exchange Agent” on or before the expiration date, or complying with the guaranteed delivery procedures described below. All references in this prospectus to the letter of transmittal include a facsimile of the letter of transmittal.

If tendered old notes are registered in the name of the signer of the applicable letter of transmittal and the new notes to be issued in exchange for accepted old notes are to be issued, and any untendered old notes are to be reissued, in the name of the registered holder, the signature of the signer need not be guaranteed. In any other case, the tendered old notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to Windstream. They must also be duly executed by the registered holder. In addition, the signature on the endorsement or instrument of transfer must be guaranteed by an eligible guarantor institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the new notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, an eligible guarantor institution must guarantee the signature on the applicable letter of transmittal.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender old notes should contact the holder promptly and instruct it to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender the old notes itself, the beneficial owner must either make appropriate arrangements to register ownership of the old notes in its name or follow the procedures described in the immediately preceding paragraph. The beneficial owner must make these arrangements or follow these procedures before completing and executing the letter of transmittal and delivering the old notes. The transfer of record ownership may take considerable time.

Book-Entry Transfer. The exchange agent will make a request to establish an account for the old notes at each book-entry transfer facility for purposes of the exchange offer within two business days after receipt of this prospectus unless the exchange agent already has established an account with the book-entry transfer facility suitable for the exchange offer. Subject to the establishment of the account, any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes by causing a book-entry transfer facility to transfer the old notes into one of the exchange agent’s accounts at the book-entry transfer facility in accordance with the facility’s procedures. However, although delivery of old notes may be effected through book-entry transfer, the applicable letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or before the expiration date or the guaranteed delivery procedures described below must be complied with.

The method of delivery of old notes and all other documents is at the election and risk of the holder. If sent by mail, it is recommended that the holder use registered mail, return receipt requested, obtain proper insurance, and make the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

Unless an exemption applies under applicable law and regulations concerning backup withholding of federal income tax, the exchange agent will be required to withhold 28% of the gross proceeds otherwise payable to a holder in the exchange offer if the holder does not provide the holder’s taxpayer identification number and certify that the number is correct.

Guaranteed Delivery Procedures. If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at one of its offices listed under “—Exchange Agent” below on or before the expiration date a letter, telegram or facsimile transmission from an eligible guarantor institution that:

(1) sets forth the name and address of the tendering holder, the names in which the old notes are registered and, if possible, the certificate numbers of the old notes to be tendered; and

(2) states that the tender is being made thereby; and

(3) guarantees that within three New York Stock Exchange trading days after the date of execution of the letter, telegram or facsimile transmission by the eligible guarantor institution, the old notes, in proper form for transfer, will be delivered by the eligible guarantor institution together with a properly completed and duly executed letter of transmittal and any other required documents.

Unless old notes being tendered by the above-described method or a timely confirmation of a book-entry transfer are deposited with the exchange agent within the time period described above, accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may reject the tender. Copies of a notice of guaranteed delivery which may be used by eligible guarantor institutions for the purposes described in this paragraph are being delivered with this prospectus and the letter of transmittal.

A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the old notes or a timely confirmation of a book-entry transfer is received by an exchange agent. Issuances of new notes in exchange for old notes tendered by an eligible guarantor institution as described above will be made only against deposit of the applicable letter of transmittal and any other required documents and the tendered old notes or a timely confirmation of a book-entry transfer.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of old notes will be determined by us. Our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of Windstream, the exchange agent or any other person will incur any liability for failure to give notification of any defects or irregularities in tenders. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, will be final and binding.

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

The party tendering old notes for exchange, or the transferor, exchanges, assigns and transfers the old notes to Windstream and irrevocably constitutes and appoints our exchange agent as its agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. The transferor represents and warrants that:

(1) it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire new notes issuable upon the exchange of the tendered old notes; and

(2) when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim.

The transferor also warrants that it will, upon request, execute and deliver any additional documents we deem necessary or desirable to complete the exchange, assignment and transfer of tendered old notes. The transferor further agrees that acceptance of any tendered old notes by us and the issuance of new notes in exchange shall constitute performance in full of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

By tendering old notes, the transferor certifies that:

(1) it is not an affiliate of Windstream within the meaning of Rule 405 under the Securities Act, that it is not a broker-dealer that owns old notes acquired directly from Windstream or its affiliates, that it is acquiring the new notes offered hereby in the ordinary course of its business and that it has no arrangement with any person to participate in the distribution of the new notes; or

(2) it is an affiliate, as so defined, of Windstream or of the initial purchaser, and that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Withdrawal Rights

Old notes tendered in the exchange offer may be withdrawn at any time before 5:00 pm (Eastern Time) on the expiration date.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at the address set forth below under “—Exchange Agent.” Any notice of withdrawal must:

(1) state the name of the registered holder of the old notes;

(2) state the principal amount of old notes delivered for exchange;

(3) state that the holder is withdrawing its election to have those old notes exchanged;

(4) specify the principal amount of old notes to be withdrawn, which must be an authorized denomination;

(5) specify the certificate numbers of old notes to be withdrawn; and

(6) be signed by the holder in the same manner as the original signature on the applicable letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the old notes being withdrawn.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then prior to the release of those certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless that holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, the executed notice of withdrawal, guaranteed by an eligible institution, unless that holder is an eligible institution, must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility. All questions as to the validity, form and eligibility, including time of receipt, of those notices will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be either

(1) returned to the holder without cost to that holder, or

(2) in the case of old notes tendered by book-entry transfer into the applicable exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, those old notes will be credited to an account maintained with the book-entry transfer facility for the old notes, in either case as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—How to Tender” above at any time on or prior to the expiration date.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of old notes validly tendered and not withdrawn and the issuance of the new notes will be made on the exchange date. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered old notes when, as and if we had given written notice of acceptance to the exchange agent.

The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving new notes from us and causing the old notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of new notes to be issued in exchange for accepted old notes will be made by the exchange agent promptly after acceptance of the tendered old notes. Old notes not accepted for exchange will be returned without expense to the tendering holders. Or, in the case of old notes tendered by book-entry transfer, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility promptly following the expiration date. If we terminate the exchange offer before the expiration date, these non-exchanged old notes will be credited to the applicable exchange agent’s account promptly after the exchange offer is terminated.

Conditions to the Exchange Offer

The exchange offer will not be subject to any conditions, other than:

(i) that the exchange offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the SEC,

(ii) the due tendering of old notes in accordance with the exchange offer,

(iii) that each holder of the old notes exchanged in the exchange offer shall have represented that all new notes to be received by it shall be acquired in the ordinary course of its business and that at the time of the consummation of the exchange offer it shall have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form S-4 or other appropriate form under the Securities Act available,

(iv) all governmental approvals which Windstream reasonably deems necessary for the consummation of the exchange offer shall have been obtained, and

(v) that no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer or which, in Windstream’s judgment, would reasonably be expected to impair the ability of Windstream or any of the guarantors to proceed with the exchange offer.

The conditions described above are for our sole benefit. We may assert these conditions regarding all or any portion of the exchange offer regardless of the circumstances, including any action or inaction by us, giving rise to the condition. We may waive these conditions in whole or in part at any time or from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of any of those rights, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, despite the satisfaction of each of the conditions described above, to terminate or amend the exchange offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any old notes tendered and no new notes will be issued in exchange for any old notes, if at that time any stop order is threatened or in effect relating to:

(1) the registration statement of which this prospectus constitutes a part; or

(2) the qualification of any of the indentures under the Trust Indenture Act.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at the address set forth below.

Deliver to:

U.S. Bank National Association

c/o Muriel Shaw

Assistant Vice President

Corporate Trust Department

1349 W. Peachtree Street, NW

Two Midtown Plaza, Suite 1050

Atlanta, GA 30309

Delivery to an address other than as set forth in this prospectus, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with its services. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $150,000.

Appraisal Rights

Holders of old notes will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

We will record the exchange notes at the same carrying value of the original notes reflected in our accounting records on the date the exchange offer is completed. Accordingly, we will not recognize any gain or loss for accounting purposes upon the exchange of exchange notes for original notes. We have recognized the expenses incurred in connection with the issuance of the exchange notes as of the date of the exchange.

Other

Participation in the exchange offer is voluntary, and holders should carefully consider whether to accept the terms and conditions of this offer. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of this exchange offer, and upon acceptance for exchange of all validly tendered old notes according to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the old notes and the registration rights agreement. Holders of the old notes who do not tender their certificates in the exchange offer will continue to hold those certificates and will be entitled to all the rights, and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement which by its terms terminates or ceases to have further effect as a result of the making of this exchange offer.

All untendered old notes will continue to be subject to the restrictions on transfer set forth in the indenture. In general, the old notes may not be reoffered, resold or otherwise transferred in the U.S. unless registered under the Securities Act or unless an exemption from the Securities Act registration requirements is available. Except under certain limited circumstances, we do not intend to register the old notes under the Securities Act.

In addition, any holder of old notes who tenders in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities. If so, that holder will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes could be adversely affected.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes that are not tendered in the exchange offer.

DESCRIPTION OF NOTES

General

Windstream issued the old notes under an indenture dated as of February 27, 2007 among Windstream, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture”). The new notes will also be issued under the Indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The following description is a summary of the material provisions of the Indenture. It does not restate the agreement in their entirety. The Indenture is incorporated by reference into this prospectus. (See “Where You Can Find More Information” on page [•]). We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes.

You can find the definitions of some of the terms used in this description below under the caption “—Certain Definitions.” The defined terms used in this description but not defined below under the caption “—Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes

The Notes:

•	will be general unsecured obligations of Windstream;

•

will be effectively subordinated to all existing and future secured Indebtedness of Windstream, including Indebtedness under the Credit Agreement, to the extent of the assets securing such Indebtedness, and to all existing and future liabilities of Windstream’s subsidiaries that are not Guarantors, to the extent of the assets of such subsidiaries;

•	will be pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of Windstream;

•	will be senior in right of payment to any future subordinated Indebtedness of Windstream; and

•	will be guaranteed by the Guarantors.

As of December 31, 2006, we had $5.5 billion of consolidated indebtedness outstanding, $2.4 billion of which was secured indebtedness.

Currently, all of Windstream’s subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” Windstream will be permitted to designate certain of its subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the notes. Only those Restricted Subsidiaries of Windstream that guarantee any Indebtedness under the Credit Agreement will be Guarantors.

Principal, Maturity and Interest

The Indenture provides for the issuance of notes in an unlimited principal amount, of which $500.0 million of the new notes will be issued in the exchange offer if all holders of the old notes validly tender notes for exchange and do not withdraw their tendered notes before the expiration date. We may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness.” The notes and any additional notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that the additional notes may be issued at different prices from the original issue price of the old notes. The new notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The new notes will mature on March 15, 2019.

Interest on the new notes will accrue at the applicable rate set forth on the cover page of this prospectus and be payable semi-annually in arrears on March 15 and September 15, commencing on September 15, 2007, to the Holders of record on the immediately preceding March 1 and September 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Windstream, Windstream will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the Paying Agent and Registrar within the United States of America unless Windstream elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as Paying Agent and Registrar. Windstream may change the Paying Agent or Registrar without prior notice to the Holders, and Windstream or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture and the procedures described in “Notice to Investors.” The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Windstream may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Windstream is not required to transfer or exchange any note selected for redemption. Also, Windstream is not required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

The registered Holder of a note will be treated as the owner of it for all purposes.

Note Guarantees

The notes will initially be guaranteed, jointly and severally, by each Restricted Subsidiary of Windstream that guarantees any Indebtedness under the Credit Agreement. Many of our regulated Subsidiaries will not Guarantee Indebtedness under the Credit Agreement. Each Note Guarantee:

•	will be a general unsecured obligation of the Guarantor;

•	will be effectively subordinated to all existing and future secured Indebtedness of the Guarantor, including the Guarantee of the Guarantor under the Credit Agreement;

•	will be pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of the Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of the Guarantor.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Notes—Fraudulent conveyance laws may void the notes and/or the guarantees or subordinate the notes and/or the guarantees.”

In the event that any of Windstream’s Restricted Subsidiaries that are not Guarantors guarantee certain other debt, they will be required to guarantee the notes. See “—Certain Covenants—Guarantees.”

Optional Redemption

The notes will not be redeemable at Windstream’s option prior to March 15, 2012, except as set forth below.

On or after March 15, 2012, Windstream may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Percentage
2012	103.500%
2013	102.333%
2014	101.167%
2015 and thereafter	100.000%

At any time prior to March 15, 2010, Windstream may redeem up to 35% of the aggregate principal amount of notes issued under the Indenture (including any Additional Notes) at a redemption price of 107% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by Windstream or its Subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

At any time prior to March 15, 2012, Windstream may redeem all or part of the notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest and Additional Interest, if any, to the date of redemption.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate.

No notes of $2,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

Windstream is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require Windstream to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of that Holder’s notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, Windstream will offer payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date”). No later than 30 days following any Change of Control (unless Windstream has exercised its right to redeem the notes as described under “—Optional Redemption”), Windstream will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Windstream will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Windstream will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, Windstream will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Windstream.

The Paying Agent will promptly mail or wire transfer to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any, provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

Windstream will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement limits Windstream’s ability to purchase any notes, and also provides that certain change of control events with respect to Windstream would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which Windstream or its subsidiaries become party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when Windstream is prohibited from purchasing notes, Windstream could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Windstream does not obtain such a consent or repay such borrowings, Windstream will remain prohibited from purchasing notes. In such case,

Windstream’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

The provisions described above that require Windstream to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the notes to require that Windstream repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Windstream will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Windstream and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Windstream and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Windstream to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of Windstream and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Windstream will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Windstream (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by Windstream or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of both. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities (as shown on Windstream’s or such Restricted Subsidiary’s most recent balance sheet) of Windstream or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the notes or any Note Guarantee and liabilities to the extent owed to Windstream or any Subsidiary of Windstream) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written assignment and assumption agreement that releases Windstream or such Restricted Subsidiary from further liability therefor;

(b) any securities, notes or other obligations received by Windstream or any such Restricted Subsidiary from such transferee that are converted by Windstream or such Restricted Subsidiary into Cash Equivalents or Replacement Assets within 180 days of the receipt thereof (to the extent of the Cash Equivalents or Replacement Assets received in that conversion);

(c) any Designated Noncash Consideration received by Windstream or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 1.5% of Total Assets and (y) $100.0 million (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 365 days after the receipt by Windstream or any of its Restricted Subsidiaries of any Net Proceeds from an Asset Sale, Windstream or such Restricted Subsidiary may apply such Net Proceeds at its option:

(1) to repay (x) Indebtedness secured by assets of Windstream or its Restricted Subsidiaries (to the extent of the value of the assets securing such Indebtedness), (y) Obligations under the Credit Agreement or (z) Indebtedness of a Restricted Subsidiary of Windstream that is not a Guarantor (to the extent of the value of the assets of such Restricted Subsidiary); or

(2) to purchase Replacement Assets.

Pending the final application of any such Net Proceeds, Windstream or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

On the 366th day after an Asset Sale or such earlier date, if any, as Windstream determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (each such date being referred as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by Windstream to make an offer (an “Asset Sale Offer”) to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

Windstream may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $30.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $30.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Windstream and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale will no longer be deemed to be Excess Proceeds.

Windstream will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Windstream will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement limits Windstream’s ability to purchase any notes, and also provides that certain asset sale events with respect to Windstream would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which Windstream becomes party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when Windstream is prohibited from purchasing notes, Windstream could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Windstream does not obtain such a consent or repay such borrowings, Windstream will remain prohibited from purchasing notes. In such case, Windstream’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

Certain Covenants

Restricted Payments

(A) Windstream may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay (without duplication) any dividend or make any other payment or distribution on account of Windstream’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Windstream or any of its Restricted Subsidiaries) or to the direct or indirect holders of Windstream’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of Wind-stream or (y) to Windstream or a Restricted Subsidiary of Windstream);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Windstream or any of its Restricted Subsidiaries) any Equity Interests of Windstream or any Restricted Subsidiary thereof held by Persons other than Windstream or any of its Restricted Subsidiaries;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Debt, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(2) Windstream would, after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Windstream and its Restricted Subsidiaries on or after July 17, 2006 (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (9) (only in connection with any calculation made for purposes of making a Restricted Payment on or prior to July 17, 2006; any payments made under such clause (9), even prior to such date, will be included as Restricted Payments for purposes of making any calculation after such first anniversary), (10) and (11) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) an amount equal to Windstream’s Consolidated Cash Flow for the period (taken as one accounting period) from October 1, 2006 to the end of Windstream’s most recently ended fiscal quarter for which internal financial statements are available (the “Basket Period”) less 1.4 times Windstream’s Fixed Charges for the Basket Period, plus

(b) 100% of the aggregate net cash proceeds received by Windstream after July 17, 2006 as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Windstream or from the Incurrence of Indebtedness (including the issuance of Disqualified Stock) of Windstream or any of its Restricted Subsidiaries that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of Windstream and except to the extent converted into or exchanged for Disqualified Stock), plus

(c) with respect to Restricted Investments made by Windstream and its Restricted Subsidiaries after July 17, 2006 pursuant to this paragraph (A), (i) the aggregate amount of cash equal to the return from such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to Windstream or any Restricted Subsidiary or from the net proceeds received in cash, from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) or (ii) in the case of redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, the Fair Market Value of the Restricted Investments therein at the time of such redesignation.

(B) The preceding provisions will not prohibit, so long as, in the case of clauses (5), (7) and (8) below, no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the payment of any dividend or other distribution by a Restricted Subsidiary of Windstream to the holders of its Equity Interests on a pro rata basis;

(3) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of a contribution to the common equity of Windstream or a substantially concurrent sale (other than to a Subsidiary of Windstream) of, Equity Interests (other than Disqualified Stock) of Windstream; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph (A);

(4) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the notes or the Note Guarantees with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of Windstream or any Preferred Stock of its Restricted Subsidiaries issued or incurred in accordance with the covenant entitled “—Incurrence of Indebtedness”;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of options or warrants to the extent that such Equity Interests represent all or a portion of the exercise price thereof;

(7) the repurchase of Equity Interests of Windstream constituting fractional shares in an aggregate amount since July 17, 2006 not to exceed $300,000;

(8) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Windstream or any of its Restricted Subsidiaries held by any current or former employee, consultant or director of Windstream or any of its Restricted Subsidiaries pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year will not exceed the sum of:

(a) $20.0 million, with unused amounts pursuant to this subclause (a) being carried over to succeeding fiscal years; plus

(b) the aggregate net cash proceeds received by Windstream since July 17, 2006 as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Windstream to any current or former employee, consultant or director of Windstream or any of its Restricted Subsidiaries; provided that the amount of any such net cash proceeds that are used to permit a repurchase, redemption or other acquisition under this subclause (b) will be excluded from clause (3)(b) of the preceding paragraph (A);

(9) dividends paid by Windstream on its Common Stock in an amount not to exceed $237.5 million in the aggregate for the first two quarterly dividend payments immediately following July 17, 2006 and any dividend declared by Valor prior to July 17, 2006 and paid thereafter;

(10) the repurchase of any Subordinated Debt at a purchase price not greater than 101% of the principal amount thereof in the event of (x) a change of control pursuant to a provision no more favorable to the holders thereof than the provision described under the caption of “—Repurchase at the Option of Holders—Change of Control” or (y) an Asset Sale pursuant to a provision no more favorable to the holders thereof than the provision described under the caption of “—Repurchase at the Option of Holders—Asset Sales,” provided that, in each case, prior to the repurchase, Windstream has made a Change of Control Offer or Asset Sale Offer, as the case may be, and repurchased all notes issued under the indenture that were validly tendered for payment in connection therewith;

(11) Restricted Payments made on July 17, 2006 as part of the Transactions, as described the offering memorandum dated June 28, 2006; and; and

(12) other Restricted Payments in an aggregate amount not to exceed $50.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Windstream or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, Windstream will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the Indenture. For the purposes of this covenant, any payment made on or after July 17, 2006 but prior to February 27, 2007 will be deemed to be a “Restricted Payment” to the extent that such payment would have been a Restricted Payment had the Indenture been in effect at the time of such payment (and, to the extent that such Restricted Payment was permitted by clauses (1) through (12) above, such Restricted Payment may be deemed by Windstream to have been made pursuant to such clause).

Incurrence of Indebtedness

Windstream may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that Windstream or any of its Restricted Subsidiaries that are Guarantors may Incur Indebtedness, if Windstream’s Consolidated Leverage Ratio at the time of the Incurrence of such additional Indebtedness, and after giving effect thereto, is less than 4.50 to 1.

The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding pursuant to this clause (1) not to exceed $2.8 billion, less (x) the aggregate principal amount of Valor Notes outstanding at such time and (y) the aggregate amount of all Net Proceeds of Asset Sales applied by Windstream or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the Incurrence of Existing Indebtedness;

(3) the Incurrence by Windstream of Indebtedness represented by the notes to be issued on the Issue Date and Guarantees of Notes (including additional notes) by the Guarantors;

(4) the Incurrence by Windstream or any Restricted Subsidiary thereof of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of Windstream or such Restricted

Subsidiary (whether through the direct acquisition of such assets or the acquisition of Equity Interests of any Person owning such assets), in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed the greater of (x) 3.0% of Total Assets and (y) $250.0 million;

(5) the Incurrence by Windstream or any Restricted Subsidiary thereof of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (14) or (15) of this paragraph;

(6) the Incurrence by Windstream or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by Windstream or any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Windstream or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Windstream or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by Windstream or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by Windstream or any of its Restricted Subsidiaries of Indebtedness of Windstream or a Restricted Subsidiary thereof that was permitted to be Incurred by another provision of this covenant;

(8) the Incurrence by Windstream or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes;

(9) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Windstream or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by Windstream or any Restricted Subsidiary thereof in connection with such disposition;

(10) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims or self-insurance obligations or bid, performance, appeal or surety bonds (in each case other than for an obligation for borrowed money);

(12) the Incurrence by Windstream or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(13) the Incurrence by Windstream or any Guarantor of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the notes;

(14) the Incurrence of Acquired Debt, provided that after giving effect to the Incurrence thereof, Windstream could Incur at least $1.00 of Indebtedness under the Consolidated Leverage Ratio set forth in the first paragraph above; and

(15) the Incurrence by Windstream or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (15), not to exceed $250.0 million.

For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, Windstream will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant; provided that any refinancing (a “Credit Facility Refinancing”) of amounts Incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt will be deemed to have been Incurred in reliance on such clause (1). Indebtedness under the Credit Agreement outstanding on the Issue Date or Incurred to refinance the Valor Notes will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. Additionally, all or any portion of any item of Indebtedness (other than Indebtedness under the Credit Agreement Incurred on the Issue Date or Incurred to refinance the Valor Notes and Credit Facility Refinancings, which at all times shall be deemed to have been Incurred under clause (1) above) may later be reclassified as having been Incurred pursuant to the first paragraph of this covenant or under any clause of Permitted Debt so long as such Indebtedness is permitted to be Incurred pursuant to such provision at the time of reclassification.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Windstream may not Incur any Indebtedness that is contractually subordinate in right of payment to any other Indebtedness of Windstream unless it is contractually subordinate in right of payment to the notes to the same extent. No Guarantor may Incur any Indebtedness that is contractually subordinate in right of payment to any other Indebtedness of such Guarantor unless it is contractually subordinate in right of payment to such Guarantor’s Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Windstream or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

Windstream may not, and may not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Windstream may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Windstream or any of its Restricted Subsidiaries or pay any liabilities owed to Windstream or any of its Restricted Subsidiaries;

(b) make loans or advances to Windstream or any of its Restricted Subsidiaries; or

(c) transfer any of its properties or assets to Windstream or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are, in the good faith judgment of Windstream’s Board of Directors, no more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2) set forth in the Indenture, the notes and the Note Guarantees;

(3) existing under, by reason of or with respect to applicable law, rule regulation or order;

(4) with respect to any Person or the property or assets of a Person acquired by Windstream or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5) in the case of clause (c) of the first paragraph of this covenant:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Windstream or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture,

(C) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired, or

(D) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Windstream or any Restricted Subsidiary thereof in any manner material to Windstream or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(7) on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(8) existing under, by reason of or with respect to Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) existing under, by reason of or with respect to provisions with respect to the disposition or distribution of assets or property, in each case contained in joint venture agreements, limited liability company agreements and other similar agreements and which Windstream’s Board of Directors determines will not adversely affect Windstream’s ability to make payments of principal or interest payments on the notes; and

(10) existing under, by reason of or with respect to Indebtedness of any Guarantor; provided that Windstream’s Board of Directors determines in good faith at the time such encumbrances or restrictions are created that they do not adversely affect Windstream’s ability to make payments of principal or interest payments on the notes.

Merger, Consolidation or Sale of Assets

Windstream will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Windstream is the surviving Person) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of Windstream and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Windstream is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Windstream) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia (provided that, if the Person formed by or surviving such consolidation or merger, or the transferee of such properties or assets, is a limited liability company, then there shall be a Restricted Subsidiary of such Person which shall be a corporation organized in the jurisdictions permitted by this clause (1) and a co-obligor of the notes) and (ii) assumes all the obligations of Windstream under the notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists;

(3) immediately after giving effect to such transaction on a pro forma basis, Windstream or the Person formed by or surviving any such consolidation or merger (if other than Windstream), or to which such sale, assignment, transfer, conveyance or other disposition will have been made, will either (x) be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness” or (y) have a Consolidated Leverage Ratio that is lower than the Consolidated Leverage Ratio of Windstream immediately prior to such transaction; and

(4) each Guarantor, unless such Guarantor is the Person with which Windstream has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of Windstream or the surviving Person in accordance with the notes and the Indenture.

Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of Windstream in accordance with this covenant, the successor Person formed by such consolidation or into or with which Windstream is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to Windstream will refer instead to the successor person and not to Windstream), and may exercise every right and power of, Windstream under the Indenture with the same effect as if such successor Person had been named as Windstream in the Indenture. In the event of any such transfer (other than any transfer by way of lease), the predecessor will be released and discharged from all liabilities and obligations in respect of the notes and the Indenture and the predecessor may be dissolved, wound up or liquidated at any time thereafter.

In addition, Windstream and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all of the properties or assets of Windstream and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person.

Clauses (2) and (3) above of this covenant will not apply to:

•	any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among Windstream and any of its Restricted Subsidiaries; or

•	any transaction if, in the good faith determination of the Board of Directors of Windstream, the sole purpose of the transaction is to reincorporate Windstream in another state of the United States.

Transactions with Affiliates

Windstream may not, and may not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Windstream or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by Windstream or such Restricted Subsidiary with a Person that is not an Affiliate of Windstream or any of its Restricted Subsidiaries; and

(2) Windstream delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of Windstream (if any); and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $100.0 million, an opinion as to the fairness to Windstream or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among Windstream and/or its Restricted Subsidiaries or any Person that will become a Restricted Subsidiary as part of any such transactions (but excluding any such transaction to the extent that any payments thereunder made by Windstream or any of its Restricted Subsidiaries to such Person are substantially concurrently paid by such Person to any other Affiliate of Windstream, except to the extent that any such transaction would not be prohibited by this covenant);

(2) payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of Windstream;

(3) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments”;

(4) any sale of Equity Interests (other than Disqualified Stock) of Windstream;

(5) transactions pursuant to agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to Windstream and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(6) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by Windstream or any of its Restricted Subsidiaries with officers and employees of Windstream or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of Windstream or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment has been approved by a majority of the disinterested members of the Board of Directors of Windstream;

(7) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the disinterested members of the Board of Directors of Windstream in good faith;

(8) transactions with a Person that is an Affiliate of Windstream solely because Windstream, directly or indirectly, owns Equity Interests in, or controls, such Person; and

(9) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to Windstream and its Restricted Subsidiaries in the determination of a majority of the disinterested members of the Board of Directors or the senior management of Windstream, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Windstream may designate any Restricted Subsidiary of Windstream to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by Windstream or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by Windstream or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Incurrence of Indebtedness”;

(2) the aggregate Fair Market Value of all outstanding Investments owned by Windstream and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by Windstream or any Restricted Subsidiary thereof of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Restricted Payments”;

(3) the Subsidiary being so designated:

(a) is not party to any agreement, contract, arrangement or understanding with Windstream or any Restricted Subsidiary thereof unless either (i) such agreement, contract, arrangement or understanding is with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to Windstream and its Restricted Subsidiaries in the determination of a majority of the disinterested members of the Board of Directors or the senior management of Windstream, or (ii) the terms of any such agreement, contract, arrangement or understanding are no less favorable to Windstream or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Windstream;

(b) is a Person with respect to which neither Windstream nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Windstream or any of its Restricted Subsidiaries, except (i) to the extent such Guarantee or credit support would be released upon such designation or (ii) a pledge of the Equity Interests of the Unrestricted Subsidiary that is the obligor thereunder; and

(4) no Default or Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of Windstream as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (3) above, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of Windstream as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, Windstream will be in default under the Indenture.

The Board of Directors of Windstream may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of Windstream of any outstanding Indebtedness (including any Non-Recourse Debt) of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness”;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “—Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Sale and Leaseback Transactions

Windstream will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that Windstream or any Restricted Subsidiary thereof may enter into a Sale and Leaseback Transaction if:

(1) Windstream or such Restricted Subsidiary, as applicable, could have (a) Incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Certain Covenants—Liens” in which case such Indebtedness and Liens shall be deemed to have been so incurred;

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale and Leaseback Transaction; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and Windstream applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Guarantees

Windstream may not permit any of its Restricted Subsidiaries (other than any Insignificant Subsidiary), directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of Windstream or any Domestic Restricted Subsidiary unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Windstream or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

The Note Guarantee of a Guarantor will be released:

(1) in connection with any transaction permitted by the Indenture after which such Guarantor would no longer constitute a Restricted Subsidiary of Windstream, if the sale of Capital Stock, if any, complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) if Windstream properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the Indenture;

(3) upon satisfaction and discharge of the notes as set forth under “—Satisfaction and Discharge” or upon defeasance of the notes as set forth under “—Legal Defeasance and Covenant Defeasance”; or

(4) solely in the case of a Note Guarantee created pursuant to the first paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee.

Business Activities

Windstream may not, and may not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Windstream and its Restricted Subsidiaries taken as a whole.

Payments for Consent

Windstream may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Windstream will furnish to the Trustee and, upon request, to beneficial owners of notes and prospective investors a copy of all of the information and reports referred to in clauses (1) and (2) below within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that is required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Windstream’s certified independent accountants; and

(2) all current reports that are required to be filed with the Commission on Form 8-K.

Whether or not required by the Commission, Windstream will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. Windstream agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept Windstream’s filings for any reason, Windstream will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Windstream were required to file those reports with the Commission.

If Windstream has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of Windstream and its Restricted Subsidiaries separate from the financial condition and results of operations of Windstream’s Unrestricted Subsidiaries.

Termination of Applicability of Certain Covenants if Notes Rated Investment Grade

Windstream’s and its Restricted Subsidiaries’ obligations to comply with the provisions of the Indenture described above under the captions “—Repurchase at the Option of Holders—Asset Sales” and “—Certain Covenants” (except for the covenants described under the caption “—Certain Covenants—Liens,” “—Certain Covenants—Mergers, Consolidation or Sale of Assets” (other than clause (3) of the first paragraph thereof), “—Certain Covenants—Sale and Leaseback Transactions,” “—Certain Covenants—Guarantees” and “—Certain Covenants—Reports”) will terminate with respect to the notes and cease to have any further effect from and after the first date when the notes are rated Investment Grade.

Events of Default and Remedies

Each of the following is an Event of Default with respect to the notes:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption, required repurchase or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by Windstream or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by Windstream or any of its Restricted Subsidiaries for 30 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of notes then outstanding to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales” (other than a failure to purchase notes in connection therewith, which shall constitute an Event of Default under clause (2) above);

(5) failure by Windstream or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of notes then outstanding to comply with any of the other agreements in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by Windstream or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Windstream or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any principal payment when due at the final maturity of such Indebtedness and prior to the expiration of any grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(7) failure by Windstream or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform) aggregating in excess of $75.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the Indenture, any Note Guarantee with respect to the notes will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, will deny or disaffirm its obligations under its Note Guarantee with respect to the notes; and

(9) certain events of bankruptcy or insolvency with respect to (i) Windstream or (ii) any Significant Subsidiary of Windstream (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to (i) Windstream or (ii) any Significant Subsidiary of Windstream (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to Windstream specifying the Event of Default. Upon such declaration, the notes, together with accrued and unpaid interest (including Additional Interest), shall become due and payable immediately.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) above, the declaration of acceleration of the notes will be automatically annulled if the holders of all Indebtedness described in clause (6) above have rescinded the declaration of acceleration in respect of such Indebtedness within 30 Business Days of the date of such declaration, and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the notes. The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to the notes. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right will not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Windstream or any of its Restricted Subsidiaries with the intention of avoiding payment of the premium that Windstream would have had to pay if Windstream then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Windstream is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Windstream is required to deliver to the Trustee, within 30 days after the occurrence thereof, a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, manager or partner of Windstream or any Guarantor, as such, will have any liability for any obligations of Windstream or the Guarantors under the notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Windstream may, at its option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees related to the notes (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) Windstream’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Windstream’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Windstream may, at its option and at any time, elect to have the obligations of Windstream and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Windstream must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Windstream must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Windstream will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) Windstream has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Windstream will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Windstream or any of its Restricted Subsidiaries is a party or by which Windstream or any of its Restricted Subsidiaries is bound;

(6) Windstream must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of Windstream or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of Windstream under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law;

(7) Windstream must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by Windstream with the intent of preferring the Holders over the other creditors of Windstream with the intent of defeating, hindering, delaying or defrauding creditors of Windstream or others;

(8) if the notes are to be redeemed prior to their Stated Maturity, Windstream must deliver to the Trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(9) Windstream must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent (other than the expiration of the 123-day period referred to above) relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions, or waive any payment, with respect to the redemption of the notes (other than the provisions relating to the covenants described under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the notes or the Note Guarantees;

(9) amend, change or modify the obligation of Windstream to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption “Repurchase at the Option of Holders—Asset Sales” after the obligation to make such Asset Sale Offer has arisen, or the obligation of Windstream to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “Repurchase at the Option of Holders—Change of Control” after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10) except as otherwise permitted under the covenants described under the captions “—Certain Covenants—Merger, Consolidation and Sale of Assets” and “—Certain Covenants—Guarantees,” consent to the assignment or transfer by Windstream or any Guarantor of any of their rights or obligations under the Indenture;

(11) amend or modify any of the provisions of the Indenture or the related definitions affecting the ranking of the notes or any Note Guarantee in any manner adverse to the Holders of the notes or any Note Guarantee; or

(12) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Windstream, the Guarantors and the Trustee may amend or supplement the Indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Windstream’s or any Guarantor’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Windstream’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provisions described under “—Certain Covenants—Guarantees”;

(7) to evidence and provide for the acceptance of appointment by a successor Trustee;

(8) to provide for the issuance of additional notes in accordance with the Indenture; or

(9) conform the text of the Indenture or the notes to any provision of this Description of Notes to the extent that such provision of the Indenture or the notes was intended to conform to the text of this Description of Notes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Windstream) have been delivered to the Trustee for cancellation; or

(b) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Windstream or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Windstream or any Guarantor is a party or by which Windstream or any Guarantor is bound;

(3) Windstream or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) Windstream has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Windstream must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of Windstream or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The new notes will initially be issued in the form of one or more global securities registered in the name of The Depository Trust Company, or DTC, or its nominee.

The new notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Depositary Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “banking organization” within the meaning of the New York Banking Law, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participating organizations (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (or their representatives) have ownership interests in DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies (“indirect participants”), that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own notes held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each note held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of participants with the respective principal amounts of the notes represented by such Global Note issued to such participants in the exchange offer. Such accounts shall be designated by the participants participating in the exchange offer. All interests in a Global Note may be subject to the procedures and requirements of DTC. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) or by the participants and the indirect participants (with respect to the owners of beneficial interests in such Global Note other than participants).

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note. Because DTC can act only on behalf of their respective participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payment of principal of and interest on notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. Under the terms of the indenture, Windstream and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Windstream, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We have been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. We expect that payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants and indirect participants.

Neither Windstream nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such Global Note. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Windstream, the trustee or the exchange agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”), if:

(1) DTC (a) notifies Windstream that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case Windstream fails to appoint a successor depositary;

(2) Windstream, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes (DTC has advised Windstream that, in such event, under its current practices, DTC would notify its participants of Windstream’s request, but will only withdraw beneficial interests from a Global Note at the request of each DTC participant); or

(3) there will have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Same Day Settlement and Payment

Windstream will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Windstream will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Windstream expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means Indebtedness of a Person existing at the time such Person merges with or into or becomes a Restricted Subsidiary and not Incurred in connection with, or in contemplation of, such Person merging with or into or becoming a Restricted Subsidiary.

“Additional Interest” means the additional interest that may become payable on the notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Applicable Premium” means, at any date of redemption, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such date of redemption of (1) the principal amount of such note plus the premium thereon as set out in the table under “Optional Redemption” on March 15, 2012 plus (2) all remaining required interest payments due on such note through March 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets, other than a transaction governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”; and

(2) the issuance of Equity Interests by any of Windstream’s Restricted Subsidiaries or the sale by Windstream or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $25.0 million;

(2) a transfer of assets or Equity Interests between or among Windstream and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Windstream to Windstream or to another Restricted Subsidiary thereof;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(7) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” and any Permitted Investment;

(8) any sale or disposition of any property or equipment that has become damaged, worn out or obsolete;

(9) the creation of a Lien not prohibited by the Indenture;

(10) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11) licenses of intellectual property;

(12) any disposition of Designated Noncash Consideration; provided that such disposition increases the amount of Net Proceeds of the Asset Sale that resulted in such Designated Noncash Consideration; and

(13) any foreclosure upon any assets of Windstream or any of its Restricted Subsidiaries pursuant to the terms of a Lien not prohibited by the terms of the Indenture; provided that such foreclosure does not otherwise constitute a Default under the Indenture.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value will be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of Windstream to have been duly adopted by the Board of Directors of Windstream and to be in full force and effect on the date of such certification.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) U.S. dollars and foreign currency received in the ordinary course of business or exchanged into U.S. dollars within 180 days;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party under the Credit Agreement or any domestic commercial bank having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s Investors Service, Inc. or A-1 or better from Standard & Poor’s Rating Services;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of Windstream) rated at least “A-2” or higher from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition;

(6) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and having maturities of not more than one year from the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Windstream and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Windstream;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of Windstream;

(4) the first day on which a majority of the members of the Board of Directors of Windstream are not Continuing Directors;

(5) Windstream consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into Windstream or a Subsidiary of Windstream, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Windstream or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of Windstream outstanding immediately prior to such transaction continues as, or is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), goodwill impairment charges and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(4) the amount of any minority interest expense deducted in computing such Consolidated Net Income; plus

(5) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards, to the extent deducted in computing such Consolidated Net Income; plus

(6) any non-cash SFAS 133 income (or loss) related to hedging activities, to the extent deducted in computing such Consolidated Net Income; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice and (b) the reversal in such period of an accrual of, or cash reserve for, cash expenses in a prior period, to the extent such accrual or reserve did not increase Consolidated Cash Flow in a prior period;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Windstream will be added to Consolidated Net Income to compute Consolidated Cash Flow of Windstream (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of Windstream and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to Windstream by such Restricted Subsidiary without direct or indirect restriction pursuant to the terms of its charter and all agreements and instruments, applicable to that Subsidiary or its stockholders.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of:

(1) the aggregate outstanding amount of Indebtedness of Windstream and its Restricted Subsidiaries as of such date of determination on a consolidated basis (subject to the terms described in the paragraph below) after giving pro forma effect to the incurrence of the Indebtedness giving rise to the need to make such calculation (including a pro forma application of the use of proceeds therefrom) on such date, to

(2) the Consolidated Cash Flow of Windstream for the most recent four full fiscal quarters for which internal financial statements are available immediately prior to such date of determination.

For purposes of this definition:

(a) Consolidated Cash Flow shall be calculated on a pro forma basis after giving effect to (A) the incurrence of the Indebtedness of Windstream and its Restricted Subsidiaries (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness on the date of determination, and (B) any acquisition or disposition of a Person, division or line of business (including, without limitation, any acquisition giving rise to the need to make such calculation as a result of Windstream or one of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of such acquisition) incurring, assuming or otherwise becoming liable for Indebtedness) at any time on or subsequent to the first day of the applicable four-quarter period specified in clause (2) of the preceding paragraph and on or prior to the date of determination, as if such acquisition or disposition (including the incurrence or assumption of any such Indebtedness and also including any Consolidated Cash Flow associated with such acquisition or disposition) occurred on the first day of such four-quarter period; and

(b) pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Windstream.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof (and the net loss of any such Person will be included only to the extent that such loss is funded in cash by the specified Person or a Restricted Subsidiary thereof);

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted directly or indirectly, by operation of the terms of its charter or any agreement or instrument, applicable to that Restricted Subsidiary or its equityholders;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded; and

(5) notwithstanding clause (1) above, the Net Income or loss of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Windstream who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Senior Credit Agreement, originally dated as of July 17, 2006 and amended and restated on February 27, 2007, by and among Windstream, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders named therein, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time (including increases in the amounts available for borrowing thereunder), regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing is with the same financial institutions or otherwise.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement and indentures or debt securities) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term debt, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including any refunding, replacement or refinancing thereof through the issuance of debt securities.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by Windstream or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 123 days after the date on which the notes mature; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such dates shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Windstream to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Windstream may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 123 days after the date on which the notes mature.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of Windstream other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States and (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code because of a trade or business within the United States or (2) a Subsidiary of an entity described in the preceding clause (1).

“Earn-out Obligation” means any contingent consideration based on future operating performance of the acquired entity or assets or other purchase price adjustment or indemnification obligation, payable following the consummation of an acquisition based on criteria set forth in the documentation governing or relating to such acquisition.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of Windstream to any Person (other than (i) to any Subsidiary thereof, (ii) as part of the Transactions and (iii) issuances of equity securities pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of Windstream).

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Windstream and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the notes and the related Note Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of the notes, until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by a responsible officer of Windstream, whose determination, unless otherwise specified below, will be conclusive if evidenced by an Officers’ Certificate. Notwithstanding the foregoing, the responsible officer’s determination of Fair Market Value must be evidenced by an Officers’ Certificate delivered to the Trustee if the Fair Market Value exceeds $25.0 million.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, but excluding the amortization or write-off of debt issuance costs; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (other than a pledge of Equity Interests of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary), whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued (but, in the case of accrued, only in the case of (x) Preferred Stock of any Restricted Subsidiary of such Person that is not a Guarantor or (y) Disqualified Stock of such Person or of any of its Restricted Subsidiaries) and whether or not in cash, on any series of Disqualified Stock of such Person or on any series of Preferred Stock of such Person’s Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of such Person or to such Person or to a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on July 17, 2006.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) each direct and indirect Restricted Subsidiary of Windstream that Guarantees any Indebtedness under the Credit Agreement on the Issue Date; and

(2) any other Subsidiary of Windstream that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“Holder” means a Person in whose name a note is registered.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of Windstream will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Windstream and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of Windstream or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations and Attributable Debt;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable; provided that Indebtedness shall not include any Earn-out Obligation or obligation in respect of purchase price adjustment, except to the extent that the contingent consideration relating thereto is not paid within 15 Business Days after the contingency relating thereto is resolved;

(6) representing Hedging Obligations;

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(8) in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends,

if and to the extent any of the preceding items (other than letters of credit and other than clauses (4), (5), (6), (7) or (8)) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) other than a pledge of Equity Interests of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary, provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person, provided, further, that any obligation of Windstream or any Restricted Subsidiary in respect of minimum guaranteed commissions, or other similar payments, to clients, minimum returns to clients or stop loss limits in favor of clients or indemnification obligations to clients, in each case pursuant to contracts to provide services to clients entered into in the ordinary course of business, shall be deemed not to constitute Indebtedness. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Insignificant Subsidiary” means any Subsidiary of Windstream that has total assets of not more than $1.0 million and that is designated by Windstream as an “Insignificant Subsidiary,” provided that the total assets of all Subsidiaries that are so designated, as reflected on Windstream’s most recent consolidating balance sheet prepared in accordance with GAAP, may not in the aggregate at any time exceed $10.0 million.

“Investment Grade” means both BBB- or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by S&P or Moody’s, or, if either S&P and Moody’s is not providing a rating on the notes at any time, the equivalent of such rating by another nationally recognized statistical ratings organization.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If Windstream or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Windstream such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Windstream, Windstream will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by Windstream or any of its Restricted Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by Windstream or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date of original issuance of the notes under the Indenture.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or non-recurring gain, loss, expense or charge (including any one-time expenses related to the Transactions), together with any related provision for taxes.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Windstream or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale and the sale or other disposition of any such non-cash consideration, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) in the case of any Asset Sale by a Restricted Subsidiary of Windstream, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by Windstream or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by Windstream or any Restricted Subsidiary thereof and (6) appropriate amounts to be provided by Windstream or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Windstream nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) other than a pledge of the Equity Interests of the Unrestricted Subsidiary that is the obligor thereunder, (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Windstream or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which either (a) the explicit terms provide that there is no recourse against any of the assets of Windstream or any Restricted Subsidiary thereof or (b) the lenders have been notified in writing that they will not have any recourse to the stock or assets of Windstream or any of its Restricted Subsidiaries, in each case other than recourse against the Equity Interests of the Unrestricted Subsidiary that is the obligor thereunder.

“Note Guarantee” means a Guarantee of the notes pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person.

“Officers’ Certificate” means a certificate signed on behalf of Windstream by at least two Officers of Windstream, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of Windstream, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of Windstream) that meets the requirements of the Indenture.

“Permitted Business” means any business conducted or proposed to be conducted (as described in this prospectus) by Windstream and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related thereto or a reasonable extension or expansion thereof.

“Permitted Investments” means:

(1) any Investment in Windstream or in a Restricted Subsidiary of Windstream;

(2) any Investment in Cash Equivalents;

(3) any Investment by Windstream or any Restricted Subsidiary of Windstream in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Windstream; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Windstream or a Restricted Subsidiary of Windstream;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes;

(6) any Investment acquired by Windstream or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by Windstream or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by Windstream or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Windstream or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(8) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(9) advances to employees not in excess of $5.0 million outstanding at any one time in the aggregate;

(10) commission, payroll, travel and similar advances to officers and employees of Windstream or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(11) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(12) other Investments in any Person other than any Unrestricted Subsidiary of Windstream (provided that any such Person is either (i) not an Affiliate of Windstream or (ii) is an Affiliate of Windstream (A) solely because Windstream, directly or indirectly, owns Equity Interests in, or controls, such Person or (B) engaged in bona fide business operations and is an Affiliate solely because it is under common control with Windstream) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) since the Issue Date and then outstanding, not to exceed the greater of (x) 5.0% of Total Assets and (y) $375.0 million at the time of such Investment; provided, however, that if an Investment pursuant to this clause (12) is made in any Person that is not a Restricted Subsidiary of Windstream at the date of the making of the Investment and such Person becomes a Restricted Subsidiary of Windstream after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (12); and

(13) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since the Issue Date, not to exceed $25.0 million (but, to the extent that any Investment made pursuant to this clause (13) since the Issue Date is sold or otherwise liquidated for cash or designated as a Restricted Subsidiary, minus the lesser of (a) the cash return of capital with respect to such Investment (less the cost of disposition, if any) or the Fair Market Value of such Unrestricted Subsidiary at the time of redesignation, as applicable and (b) the initial amount of such Investment).

“Permitted Liens” means:

(1) Liens securing obligations in an amount when created or Incurred, together with the amount of all other obligations secured by a Lien under this clause (1) at that time outstanding (and any Permitted Refinancing Indebtedness Incurred in respect thereof) and (in the case of clause (B) only) any Liens securing obligations in respect of the 6 3/4% Notes due 2028 of Windstream Midwest and the Valor Notes, not to exceed the greater of (A) the sum of (i) the amount of Indebtedness Incurred and outstanding at such time under clauses (1), (4) and (15) of the second paragraph of the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness” plus (ii) the amount of Indebtedness available for Incurrence at such time under clauses (1), (4) and (15) of the second paragraph of the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness” and (B) the product of (x) 2.50 and (y) Windstream’s Consolidated Cash Flow for the most recent four fiscal quarters for which internal financial statements are available at such time, which Consolidated Cash Flow shall be calculated on a pro forma basis in the manner set out in clause (a) of the definition of “Consolidated Leverage Ratio”;

(2) Liens in favor of Windstream or any Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Windstream or any Restricted Subsidiary thereof; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Windstream or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Windstream or any Restricted Subsidiary thereof; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by Windstream or the Restricted Subsidiary;

(5) Liens securing the notes and the Note Guarantees in respect thereof;

(6) Liens existing on the Issue Date (excluding any such Liens securing Indebtedness under the Credit Agreement);

(7) Liens securing Permitted Refinancing Indebtedness (except as provided in clause (5) of the definition thereof); provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(8) pledges of Equity Interests of an Unrestricted Subsidiary securing Non-Recourse Debt of such Unrestricted Subsidiary;

(9) Liens on cash or Cash Equivalents securing Hedging Obligations of Windstream or any of its Restricted Subsidiaries (a) that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, or (b) securing letters of credit that support such Hedging Obligations;

(10) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other social security obligations;

(11) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(12) survey exceptions, encumbrances, easements or reservations of, or rights of other for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by Windstream or any of its Restricted Subsidiaries;

(13) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(14) Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(15) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Windstream or any Subsidiary thereof on deposit with or in possession of such bank;

(16) any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense (other than any property that is the subject of a Sale Leaseback Transaction);

(17) Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(18) Liens arising from precautionary UCC financing statements regarding operating leases or consignments; and

(19) Liens securing obligations that do not exceed $15.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Windstream or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Windstream or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the notes and is subordinated in right of payment to the notes or the Note Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the notes or such Note Guarantees;

(5) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is Indebtedness under the Valor Notes, such Permitted Refinancing Indebtedness is unsecured and ranks pari passu with, or subordinated in right of payment to, the notes and the Note Guarantees; and

(6) such Indebtedness is Incurred by either (a) by Windstream or any Guarantor or (b) by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Replacement Assets” means (1) non-current assets (including any such assets acquired by capital expenditures) that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or the Voting Stock of any Person engaged in a Permitted Business that is or will become on the date of acquisition thereof a Restricted Subsidiary of Windstream.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services.

“Sale and Leaseback Transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

“Significant Subsidiary” means any Restricted Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Debt” means any Indebtedness of Windstream or any Guarantor which is subordinated in right of payment to the notes or the related Note Guarantees, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Total Assets” means the total assets of Windstream and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of Windstream prepared in conformity with GAAP but excluding the value of any outstanding Restricted Investments or Investments made under clause (12) of the definition of Permitted Investments.

“Transactions” means the contribution of all of Alltel’s wireline assets to Windstream in exchange for, among other things, senior notes and all of the stock of Windstream, the distribution of such stock to Alltel’s shareholders and exchange of the notes for other debt securities of Alltel, the merger of Windstream with and into Valor Communications Group, Inc., and the entry into the Credit Agreement and the borrowings thereunder on July 17, 2006 and the offering of such notes each as described in the offering memorandum dated June 28, 2006 under “Description of the Transactions.”

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the notes to March 15, 2012; provided, however, that if the then remaining term of the notes to March 15, 2012 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the notes to March 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of Windstream that is designated by the Board of Directors of Windstream as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Valor Notes” means the $400 million principal amount of 7 3/4% Senior Notes due 2015 issued by subsidiaries of Valor Communications Group, Inc. prior to the Issue Date.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to (i) the exchange of the old notes for new notes pursuant to the exchange offer by holders that acquired their old notes on original issuance for cash at the initial offering price and (ii) the ownership and disposition of the new notes as of the date of this prospectus. This summary does not purport to be a complete analysis of all potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS will agree with our statements and conclusions.

This summary deals only with beneficial owners that hold the old notes, and that will hold the new notes, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities for United States federal income tax purposes, insurance companies, broker-dealers, dealers or traders in securities or currencies, certain former citizens or residents of the United States subject to section 877 of the Code and taxpayers subject to the alternative minimum tax. This summary also does not discuss new notes held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the “functional currency” of a United States Holder (as defined below) is not the United States dollar. Moreover, the effect of any applicable estate or gift, state, local or non-United States tax laws is not discussed.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the exchange of old notes for new notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction or under any applicable tax treaty.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED IN OR REFERRED TO IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON AND CANNOT BE RELIED UPON BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON PROSPECTIVE INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY WINDSTREAM IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY WINDSTREAM OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Exchange of Notes in the Exchange Offer

The exchange of old notes for new notes in the exchange offer will not constitute a taxable event. Consequently, a holder’s tax basis in a new note should be the same as its tax basis in the corresponding old note immediately before the exchange, and the holder’s holding period in the new note should include the holder’s holding period in the old note exchanged therefor.

United States Holders

The term “United States Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

(1) an individual who is a citizen or a resident of the United States;

(2) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

(3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(4) a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

In the case of a beneficial owner of notes that is classified as a partnership for United States federal income tax purposes, the tax treatment of the notes to a partner of the partnership generally will depend upon the tax status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, then you should consult your own tax advisors.

Payment of Interest

Stated interest on a new note generally will be included in the gross income of a United States Holder as ordinary income at the time such interest is accrued or received, in accordance with the holder’s method of accounting for United States federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of New Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a new note, a United States Holder generally will recognize gain or loss equal to the difference between (i) the amount realized upon the disposition and (ii) that holder’s adjusted tax basis in the new note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received in exchange for the new note (less any portion allocable to any accrued and unpaid interest, which will be treated as ordinary income). A United States Holder’s adjusted tax basis in a new note generally will equal the cost of the note to such holder, reduced by any principal payments on the note received by such holder. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder has held the note for more than one year. In general, long-term capital gains of a non-corporate United States Holder are taxed at reduced rates. The deductibility of capital losses is subject to limitations. United States Holders should consult their own tax advisors as to the deductibility of capital losses in their particular circumstances.

Information Reporting and Backup Withholding Tax

In general, we must report certain information to the IRS with respect to payments of principal, premium, if any, and interest (including any additional interest) on a new note and payments of the proceeds of the sale or other disposition of a new note, to certain non-corporate United States Holders. The payor (which may be us or an intermediate payor) will be required to impose backup withholding tax, currently at a rate of 28%, if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or to establish an exemption from backup withholding tax; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting described in section 3406(c) of the Code, or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding tax under the Code. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Non-United States Holders

The term “non-United States Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

(1) a nonresidential alien individual;

(2) a foreign corporation; or

(3) a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of the notes at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

(1) certain former citizens or residents of the United States;

(2) controlled foreign corporations;

(3) passive foreign investment companies;

(4) corporations that accumulate earnings to avoid United States federal income tax;

(5) investors in pass-through entities that are subject to special treatment under the Code; and

(6) non-United States Holders that are engaged in the conduct of a United States trade or business.

Exchange Offer

The exchange of old notes for new notes pursuant to the exchange offer will not be treated as a taxable event for U.S. federal income tax purposes. Rather, the new notes received by a non-U.S. Holder will be treated as a continuation of the old notes in the hands of such non-U.S. Holder. Accordingly, such a non-U.S. Holder will have the same tax basis and holding period in the new notes as it had in the old notes immediately prior to the exchange.

Payment of Interest

Subject to the discussion of backup withholding tax below, interest paid on a new note by us or any paying agent to a non-United States Holder generally will be exempt from United States withholding tax under the “portfolio interest exemption;” provided that (i) the non-United States Holder does not, actually or constructively, own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) the non-United States Holder is not a controlled foreign corporation related to us, actually or constructively, though stock ownership, (iii) the non-United States Holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and (iv) either (a) the non-United States Holder provides to us or our paying agent an applicable IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, that includes its name and address and that certifies its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the new notes on behalf of the non-United States Holder and provides a statement to us or our agent under penalties of perjury in which it certifies that an applicable IRS Form W-8BEN (or a suitable substitute form) has been received by it from the non-United States Holder or qualifying intermediary and furnishes a copy to us or our agent. This certification requirement may be satisfied with other documentary evidence in the case of a new note held in an offshore account or through certain foreign intermediaries.

If a non-United States Holder cannot satisfy the requirements of the portfolio interest exemption described above, payments of interest made to such holder generally will be subject to United States withholding tax at the rate of 30%, unless the holder provides us or our agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty.

Sale, Exchange, Redemption, Retirement or Other Disposition of Notes

Subject to the discussion of backup withholding tax below, a non-United States Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on a sale, exchange, redemption, retirement or other disposition of a new note (other than any amount representing accrued but unpaid interest on the new note, which is subject to the rules discussed above under “Non-United States Holders-Payment of Interest”) unless the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding Tax

The amount of interest paid to a non-United States Holder and the amount of tax, if any, withheld from such payment generally must be reported annually to the non-United States Holder and to the IRS. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which a non-United States Holder is resident. Provided that a non-United States Holder has complied with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establishes an exemption, a non-United States Holder generally will not be subject to backup withholding tax with respect to interest payments on, and the proceeds from disposition of, a new note, unless we or our paying agent know or have reason to know that the holder is a United States person. Additional rules relating to information reporting requirements and backup withholding tax with respect to the payment of proceeds from the disposition of a note are as follows:

•

If the proceeds are paid to or through the United States office of a broker, a non-United States Holder generally will be subject to backup withholding tax and information reporting unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and does not have certain specified United States connections (a “United States Related Person”), a non-United States Holder will not be subject to backup withholding tax or information reporting.

•

If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States Related Person, a non-United States Holder generally will be subject to information reporting (but generally not backup withholding tax) unless the non- United States Holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Based on interpretations by the SEC’s staff in no-action letters issued to other parties, we believe that a holder of new notes issued in the exchange offer may transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act if such holder:

•	is not an affiliate of the Company within the meaning of Rule 405 under the Securities Act,

•	is not a broker-dealer tendering old notes acquired directly from Windstream for its own account,

•	acquired the old notes in the ordinary course of its business, and

•	has no arrangements or understandings with any person to participate in this exchange offer for the purpose of distributing the old notes and has made representations to Windstream to that effect.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed to furnish to each broker-dealer, without charge, as many copies of this prospectus and any amendment or supplement to this prospectus as such broker-dealer may reasonably request. In addition, until [•], 2007, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer (other than the expenses of counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Unaudited Pro Forma Consolidated Financial Information

On February 27, 2007, Windstream Corporation (“Windstream” or “the Company”) completed the private placement of $500.0 million aggregate principal amount of senior notes due 2019 (“the February 27th debt refinancing transaction”). The new senior notes, (“the 2019 Notes”) were priced with an interest rate of 7.0 percent. Windstream used the net proceeds of the offering to repay $500.0 million of amounts outstanding under its term loan portion of its senior secured credit facilities. Additionally, Windstream received consent of lenders to an amendment and restatement of its $2.9 billion secured credit facilities. Windstream amended and restated its senior secured credit facilities to, among other things, reduce the interest payable under tranche B of the term loan portion of the facilities by 25 basis points; modify the pre-payment provision; modify certain covenants to permit the consummation of the previously announced split-off of its directory publishing business; and make other specified changes.

The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2006 reflects the effects of the February 27th debt refinancing transaction, as well the effects of the Company’s spin-off from Alltel Corporation (“Alltel”) and merger with Valor Communications Group, Inc. (“Valor”). On July 17, 2006, Valor, Alltel, and Alltel Holding Corp., then a wholly-owned subsidiary of Alltel (also referred to herein as “Spinco”), consummated the spin-off of Spinco, which held Alltel’s wireleine telecommunications business, and the merger of Spinco with and into Valor. Valor was the surviving company in the merger, and was renamed Windstream Corporation.

The unaudited pro forma condensed consolidated statement of income is based on the historical financial statements of Windstream, Spinco and Valor. This statement considers significant components of each of these transactions, including the following: (1) the private placement of $500.0 million aggregate principal amount of senior notes due 2019, (2) the repayment of $500.0 million of amounts outstanding under term loan portion of its senior secured credit facilities, (3) the contribution of Alltel’s wireline operations to Spinco, (4) the spin-off of Spinco to Alltel’s stockholders as a tax-free stock dividend, payment of a $2.3 billion special dividend by Spinco to Alltel and the distribution by Spinco of certain of its debt securities to Alltel, (5) the merger of Spinco with Valor accounted for as a reverse acquisition of Valor by Spinco, with Spinco considered the accounting acquirer, and (6) the issuance of $4.9 billion of long-term debt by Windstream in conjunction with the spin-off and merger.

The unaudited pro forma condensed consolidated statement of income has been prepared as if each of these transactions had been completed as of January 1, 2006. In giving effect to the spin-off from Alltel and merger with Valor, this statement was prepared using the purchase method of accounting. The unaudited pro forma condensed consolidated statement of income was prepared using (1) the audited consolidated financial statements of Windstream for the year ended December 31, 2006, included in Windstream’s Form 10-K filed on March 1, 2007, (2) the unaudited consolidated financial statements of Valor included in Valor’s quarterly report on Form 10-Q for the period ended June 30, 2006, and the unaudited results of Valor operations for the 17 days ended July 17, 2006.

An unaudited pro forma consolidated balance sheet as of December 31, 2006 has not been included in this unaudited pro forma consolidated financial information as the impact of these transactions to the Company’s December 31, 2006 consolidated balance sheet was limited. The consolidated balance sheet at December 31, 2006 included the effects of the spin-off from Alltel and merger with Valor. The February 27th debt refinancing transaction resulted in the repayment of $500.0 million of Term Loan B principle. The Company then issued the 2019 Notes in the principle amount of $500.0 million. Of the Term Loan B repayment, $2.5 million was related to the current portion of the loan. The 2019 Notes do not require periodic principle payments, and thus a current portion of amounts due under these notes was not recorded.

After the completion of the February 27th debt refinancing transaction, the remaining principle borrowings under Term Loan B is $1,400.0 million. The Company previously entered into four interest rate swaps agreements that were separately designated as cash flow hedges on the first $1,525.0 million of principle borrowings under Term Loan B. As of February 27, 2007, the Company had recorded a $48.4 million loss associated with the interest rate swaps as an unrecognized holding loss on interest rate swaps in accumulated other comprehensive income (loss). After the completion of the transaction, a portion of one of the four interest rate swap agreements with a notional value of $381.3 million will no longer be effective as a hedge. Paragraph 156 and footnote 25 of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Financial Instruments”, as amended, states that the accumulated other comprehensive income (loss) balance related to the ineffective portion of the swap should be reclassified to earnings as the interest payments from the new issuance affect earnings over the original maturity of the swap (the originally designated hedging relationship). Thus, the unrecognized holding loss of $4.0 million related to the ineffective portion of the swap will be amortized to interest expense over the remaining life of Term Loan B, which is 76.5 months. The first 12 months of amortization of this unrealized holding loss is included as a pro forma adjustment to interest expense in the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2006. Future changes in the fair value of the ineffective portion of the swap will be recognized in earnings.

The unaudited pro forma results are for illustrative purposes only and do not reflect the realization of potential cost savings, or any related restructuring costs. Certain cost savings may result from the merger with Valor; however, there can be no assurance that these cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if these transactions had occurred as of January 1, 2006, nor does the pro forma data intend to be a projection of results that may be achieved in the future. The unaudited pro forma condensed consolidated statement of income should be read in conjunction with the separate historical financial statements and accompanying notes of Windstream, Spinco and Valor.

Windstream Corporation

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the Year Ended December 31, 2006

(Millions, except per share amounts)	Windstream, as reported	Valor, pre-merge	Spin/Merge Pro Forma Add (Deduct) Adjustments		Debt Refinancing Pro Forma Add (Deduct) Adjustments			Combined
Revenues and sales	$3,033.3	$275.3	$(8.8	)(a)	$			$3,299.8

Costs and expenses:
Cost of services	858.4	80.6	(8.8	)(a)				930.2
Cost of products sold	281.8	2.9	—					284.7
Selling, general, administrative and other	365.7	46.8	—					412.5
Depreciation and amortization	449.6	48.6	22.8	(b)				521.0
Royalty expense to Alltel	129.6	—	(129.6	)(c)				—
Restructuring and other charges	49.4	15.6	(41.9	)(d,e)				23.1

Operating income	898.8	80.8	148.7					1,128.3

Other income (expense), net	8.7	0.4	—					9.1
Loss on extinguishment of debt	(7.9)	—	7.9	(g)				—
Intercompany interest income from Alltel	31.9	—	(31.9	)(f)				—
Interest expense	(209.6)	(43.3)	(187.0	)(h)		3.9	(i)	(436.0)

Income before income taxes	721.9	37.9	(62.3)			3.9		701.4
Income taxes	276.3	13.4	(24.5	)(j)		1.5	(j)	266.7

Income before extraordinary item	$445.6	$24.5	$(37.8)			$2.4		$434.7

Earnings per share:
Basic	$1.02							$.92
Diluted	$1.02							$.92

Average common shares outstanding:
Basic	435.2		38.5	(k)				473.7
Diluted	435.4		38.5	(k)				473.9

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated statement of income.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

a. This adjustment is to eliminate the intercompany revenues and related expenses associated with Spinco’s agreement to provide customer billing services to Valor prior to the merger.

b. This adjustment reflects the amortization of the finite-lived identifiable intangible assets recorded in the merger with Valor, which consisted of the Valor customer list. For purposes of determining the amount of the adjustment, the estimated life of Valor’s customer base was assumed to be nine years, and the transaction was assumed effective on January 1, 2006. The accelerated sum of the years digits method was used to calculate pro-rated amortization of $42.0 million for the year ended December 31, 2006. This pro-rated amortization was then reduced by $19.2 million in Valor customer list amortization that was recorded by Windstream during the period.

c. This adjustment is to eliminate royalty expense charged to Spinco by Alltel pursuant to a licensing agreement with an Alltel affiliate under which Spinco’s incumbent local exchange carrier subsidiaries were charged a royalty fee for the use of the Alltel brand name in marketing and distributing telecommunications products and services. Following the spin-off and merger with Valor, Windstream no longer incurs this charge as it has ceased use of the Alltel brand name, and accordingly, this expense has been eliminated in the pro forma consolidated statement of income.

d. This adjustment is to eliminate spin-off and merger related costs incurred by Windstream for the year ended December 31, 2006. During 2006, the Company incurred $27.6 million of costs in connection with its spin-off from Alltel and merger with Valor. These costs consisted of $7.9 million of consulting and legal fees, $13.8 million of signage and other costs to rebrand the Company’s offices and vehicles, and $5.9 million of computer system separation and conversion costs.

e. This adjustment is to eliminate merger related costs incurred by Valor prior to July 17, 2006. These costs included $14.3 million of expense related to the acceleration of restricted stock that vested immediately upon the closing of the transaction, as well as other retention and severance related payouts resulting from the merger.

f. This adjustment is to eliminate the intercompany interest income earned by Spinco from Alltel on certain interim financing that Spinco provided to Alltel in the normal course of business prior to the spin-off.

g. This adjustment is to eliminate the prepayment penalties incurred on the early retirement of debt pursuant to the spin-off from Alltel and merger with Valor.

h. This adjustment is to true-up reported interest expense to the pro-forma interest expense to be recognized on the debt structure of Windstream following the spin-off from Alltel and merger with Valor, and before the February 27th debt refinancing transaction. The adjustment considers (1) the estimated interest expense recognized on both surviving and newly issued debt of the Company in conjunction with the spin-off and merger, as calculated below, (2) the amortization of debt issuance costs capitalized and original issue discount associated with this newly issued debt as calculated below, (3) the effects of amortizing the assignment of a $15.0 million fair value adjustment to Valor’s surviving Senior Note (assumed effective January 1, 2006), and (4) the elimination of reported interest expense for both Windstream and Valor.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) The pro forma calculation of interest expense for the existing debt of Windstream as of December 31, 2006 is as follows for the year then ended:

Windstream Georgia Communications Corp. Sinking Fund—due 2013	$5.1
Windstream Holding of the Midwest, Inc. Senior Note—due 2028	6.8
Valor Senior Note—due 2015	31.0
Senior secured five-year revolving credit facility (undrawn commitment fee)	1.3
Term Loan A—5 year maturity, LIBOR-5.36% plus a risk premium of 1.25%	33.4
Term Loan B—7 year maturity, LIBOR-5.35% plus a risk premium of 1.50%	140.4
2013 Senior notes	65.0
2016 Senior notes	150.6

Total	$433.6

(2) Debt issuance costs and the original issue discount are amortized over the life of the related debt under the effective interest method. Debt issuance costs, the discount, the related amortization period and expense for the year ended December 31, 2006 are estimated as follows:

	Discount and Issuance Fee	Amortization Expense
Senior secured five-year revolving credit facility	$5.6	$0.9
Term Loan A—5 year maturity	5.6	0.9
Term Loan B—7 year maturity	21.3	2.4
2013 Senior notes	9.6	1.1
2016 Senior notes	44.7	2.9

Totals	$86.8	$8.2

A summary of the calculation of the pro forma adjustment of interest expense for the year ended December 31, 2006 is as follows:

(1) Estimated interest expense related to newly issued debt of the combined company (per above)	$433.6
(2) Amortization of estimated capitalized debt issuance costs and discount associated with the newly issued debt (per above)	8.2
(2) Amortization of estimated capitalized debt issuance costs associated with Windstream Georgia Communications Corp. and Windstream Holding of the Midwest, Inc.	0.1
(3) Reduction in interest expense due to amortizing fair value adjustment of Valor Senior Note	(2.0)

Pro forma interest expense for the year ended December 31, 2006	$439.9
(4) Elimination of Windstream interest expense, as reported	(209.6)
(4) Elimination of Valor interest expense, as reported	(43.3)

Required pro forma adjustment to interest expense	$187.0

i. This adjustment is to reflect the impact of the February 27th debt refinancing transaction on the pro forma 2006 interest expense calculated in Note H above. This adjustment considers (1) interest expense to be recognized on Term Loan B in consideration of both the $500.0 million reduction in principle and the 25 basis

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

point reduction in the interest rate, (2) the estimated interest expense to be recognized on newly issued senior notes due 2019 (3) the effects of amortizing the unrecognized swap holding loss related to the ineffective potion of the interest rate swap, and (4) the elimination of pro forma interest expense on Term Loan B as calculated in Note (h) above.

A summary of the calculation of the pro forma adjustment of interest expense for the year ended December 31, 2006 is as follows:

(1) Estimated interest expense related to the restructured Term B debt	$100.9
(2) Estimated interest expense related to newly issued senior notes due 2019	35.0
(3) Amortization of unrecognized holding loss on interest rate swap	0.6

Revised pro forma interest expense for the year ended December 31, 2006	$136.5
(4) Elimination of pro forma interest expense for the original Term B debt	(140.4)

Required pro forma adjustment to interest expense	$(3.9)

The following pro forma contractual obligations table represents a summary of future repayments of long-term debt obligations and related interest expense, operating leases, purchase obligations, and other long-term liabilities as of December 31, 2006. The principle and interest obligations reflected in the table consider the impact of the February 27th debt refinancing transaction as if the refinancing occurred on December 31, 2006:

	Payments Due by Period (in millions)
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Long-term debt, including current maturities (a)	$29.7	$148.5	$435.5	$4,903.1	$5,516.8
Interest payments on long-term debt obligations (b)	396.0	833.9	800.9	1,382.2	3,413.0
Operating leases	22.4	36.0	20.7	2.8	81.9
Purchase obligations (c)	62.7	55.1	8.2	—	126.0
Other long-term liabilities (d)	25.8	72.5	111.0	1,216.7	1,426.0

Total contractual obligations and commitments	$536.6	$1,146.0	$1,376.3	$7,504.8	$10,563.7

(a)	Excludes $(28.4) million of unamortized discounts included in long-term debt at December 31, 2006.
(b)	Variable rates are calculated based on LIBOR plus a stated risk premium of 1.25 percent and 1.50 percent, respectively, for Term Loan A and B. LIBOR was 5.36 percent and 5.35 percent for Term Loan A and B, respectively, at February 27, 2007.
(c)	Purchase obligations represent amounts payable under noncancellable contracts and primarily represent agreements for network capacity and software licensing.
(d)	Other long-term liabilities primarily consist of deferred tax liabilities and other postretirement benefit obligations. Commitments due in less than 1 year include a $5.9 million required contribution to the Windstream Pension Plan, which is included in other assets in the consolidated balance sheet.

Under our long-term debt agreements, acceleration of principal payments would occur upon payment default, violation of debt covenants not cured within 30 days or breach of certain other conditions set forth in the borrowing agreements. There are no provisions within any of our leasing agreements that would trigger acceleration of future lease payments.

j. This adjustment is to reflect the tax effect of the pro forma adjustments described in Notes (a) through (i) above and was based on Windstream’s statutory tax rate of 39.35 percent.

k. This adjustment to weighted average basic and diluted shares is to reflect the 70.9 million shares issued to Valor shareholders pursuant to the merger, pro-rated over the period prior to the merger.

LEGAL MATTERS

Certain legal matters with respect to the legality of the new notes and related guarantees offered hereby will be passed upon for Windstream by Kutak Rock LLP.

EXPERTS

The consolidated financial statements of Windstream Corporation as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 incorporated in this prospectus by reference to Windstream Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Valor Communications Group, Inc. Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in Valor’s method of accounting for conditional asset retirement obligations to conform to Financial Accounting Standards Board Interpretation No. 47) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-4 to register the new notes being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information contained in the registration statement. For further information about Windstream and the new notes offered in this prospectus, you should refer to the registration statement and its exhibits. Our SEC filings are also available at the SEC’s Internet Web site at http:/ /www.sec.gov. You may also read and copy any documents that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms.

Our reports, proxy statements and other information about us may also be inspected at:

The New York Stock Exchange

20 Broad Street

New York, New York 10005

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information we file with the SEC, which means that important information can be disclosed to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. The documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this exchange offer are being incorporated herein by reference (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) Valor’s Annual Report on Form 10-K for the year ended December 31, 2005;

(b) Valor’s Quarterly Report on Form 10-Q for the period June 30, 2006;

(c) Our Annual Report on Form 10-K for the year ended December 31, 2006; and

(d) Our Current Reports on Form 8-K filed with the SEC on January 4, 2007, January 29, 2007, February 9, 2007, February 12, 2007, February 13, 2007 and March 1, 2007.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. Written or telephone requests should be directed to Windstream Corporation, 4001 Rodney Parham Road, Little Rock, Arkansas, Attention: Investor Relations; telephone (501) 748-7000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (d) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize further elimination or limiting of directors’ personal liability, then the Amended and Restated Certificate provides that the personal liability of directors will be eliminated or limited to the fullest extent provided under the Delaware General Corporation Law.

As permitted by the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation and its Bylaws provide that (a) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (b) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (c) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain conditions and (d) the rights conferred by the Amended and Restated Certificate of Incorporation and Bylaws are not exclusive.

The Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers provided that the corporation shall not eliminate or limit the liability of a director as follows:

(a) for any action brought by or in the right of a corporation where the director or officer is adjudged to be liable to the corporation, except where a court determines the director or officer is entitled to indemnity;

(b) for acts or omissions not in good faith or which involve conduct that the director or officer believes is not in the best interests of the corporation;

(c) for knowing violations of the law;

(d) for any transaction from which the directors derived an improper personal benefit; and

(e) for payment of dividends or approval of stock repurchases or redemptions leading to liability under Section 174 of the Delaware General Corporation Law.

The Delaware General Corporation Law requires a corporation to indemnify a director or officer to the extent that the director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding for which indemnification is lawful.

The Company maintains a director and officer insurance policy which insures the directors and officers of the Company against damages, judgments, settlements and costs incurred by reason of certain wrongful acts committed by such persons in their capacities as directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of December 8, 2005, by and among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc. (incorporated by reference to Annex A-1 to Registrant’s Proxy Statement-Prospectus/Information Statement filed by the Registrant on May 26, 2006 pursuant to Rule 424(b) under the Securities Act (File No. 132073)). Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules, exhibits and similar attachments to this Agreement were not filed with this exhibit. The schedules contain various items relating to the assets of the business acquired and the representations and warranties made by the parties to the Agreement. The Registrant agrees to furnish supplementally any omitted schedule, exhibit or similar attachment to the SEC upon request.

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated May 18, 2006, by and among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc. (incorporated by reference to Annex A-2 to the Proxy Statement-Prospectus/Information Statement filed by the Registrant on May 26, 2006 pursuant to Rule 424(b) under the Securities Act (File No. 132073))

2.3	List of exhibits and schedules to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form S-4 filed by the Registrant with the SEC on February 28, 2006 (File No. 132073))

4.1	Indenture, dated February 27, 2007, among Windstream Corporation, certain subsidiaries of Windstream as guarantors thereto and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Windstream’s Current Report on Form 8-K filed March 1, 2007 (File No. 001-32422))

4.2	Form of 7% Senior Note due 2019 (included in Exhibit 4.1)

4.3	Registration Rights Agreement, dated February 27, 2007, among Windstream Corporation, certain subsidiaries of Windstream, as guarantors thereto, and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 4.3 to Windstream’s Current Report on Form 8-K filed March 1, 2007 (File No. 001-32422))

5.1	Opinion of Kutak Rock LLP

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Kutak Rock LLP (included in exhibit 5.1)

24.1	Powers of Attorney

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Clients

99.4	Form of Letter to Nominees

(b) Financial Statement Schedules:

All schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto, which are incorporated herein by reference.

Item 22. Undertakings.

Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of such registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of registrants pursuant to the provisions described under Item 20 above, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by such registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Each undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Each undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 30th day of March, 2007.

WINDSTREAM CORPORATION

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on March 30, 2007.

Name	Title

/s/ JEFFERY R. GARDNER Jeffery R. Gardner	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ BRENT K. WHITTINGTON Brent K. Whittington	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ ANTHONY W. THOMAS Tony Thomas	Corporate Controller (Principal Accounting Officer)

/s/ FRANCIS X. FRANTZ Francis X. Frantz	Chairman, Director

/s/ SAMUEL E. BEALL, III* Samuel E. Beall, III	Director

/s/ DENNIS E. FOSTER* Dennis E. Foster	Director

/s/ JEFFREY T. HINSON* Jeffrey T. Hinson	Director

/s/ JUDY K. JONES* Judy K. Jones	Director

/s/ WILLIAM A. MONTGOMERY* William A. Montgomery	Director

/s/ FRANK E. REED* Frank E. Reed	Director

*By:	/s/ JOHN P. FLETCHER
(John P. Fletcher) Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 30th day of March, 2007.

Windstream Holding Of The Midwest, Inc.
Windstream Network Services Of The Midwest, Inc.
Windstream Yellow Pages, Inc.
Windstream Listing Management, Inc.
Windstream Supply, Inc.
Teleview, Inc.
Windstream Alabama, Inc.
Windstream Arkansas, Inc.
Windstream Oklahoma, Inc.
Oklahoma Windstream, Inc.
Windstream South Carolina, Inc.
Windstream Sugar Land, Inc.
Texas Windstream, Inc.
Valor Telecommunications Enterprises Finance Corp.
Valor Telecommunications Enterprises, LLC
Valor Telecommunications Enterprises II, LLC
Valor Telecommunications Investments, LLC
Valor Telecommunications, LLC
Valor Telecommunications Southwest, LLC
Valor Telecommunications Southwest II, LLC
Kerrville Cellular Holdings, LLC
Kerrville Cellular Management, LLC
Kerrville Communications Corporation
Kerrville Communications Enterprises, LLC
Kerrville Communications Management, LLC
Kerrville Mobile Holdings, Inc.
Western Access Services, LLC
Western Access Services Of Arizona, LLC
Western Access Services Of Arkansas, LLC
Western Access Services Of Colorado, LLC
Western Access Services Of New Mexico, LLC
Western Access Services Of Oklahoma, LLC
DCS Holding Co.
ECS Holding Co.
KCS Holding Co.

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on March 30, 2007.

Name	Title

/s/ JEFFERY R. GARDNER Jeffery R. Gardner	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ BRENT K. WHITTINGTON Brent K. Whittington	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ TONY THOMAS Tony Thomas	Corporate Controller (Principal Accounting Officer)

/s/ FRANCIS X. FRANTZ Francis X. Frantz	Chairman, Director

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 30th day of March, 2007.

SOUTHWEST ENHANCED NETWORK SERVICES, LP
VALOR TELECOMMUNICATIONS CORPORATE GROUP, LP
VALOR TELECOMMUNICATIONS EQUIPMENT, LP
WINDSTREAM SOUTHWEST LONG DISTANCE, LP
VALOR TELECOMMUNICATIONS OF TEXAS, L.P.
VALOR TELECOMMUNICATIONS SERVICES, LP

By:	Valor Telecommunications Enterprises, LLC
Its:	General Partner

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

WINDSTREAM KERRVILLE LONG DISTANCE, LP
KERRVILLE CELLULAR, L.P.
WINDSTREAM COMMUNICATIONS KERRVILLE, LP
KERRVILLE WIRELESS HOLDINGS LIMITED PARTNERSHIP

By:	Kerrville Cellular Management, LLC
Its:	General Partner

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

WESTERN ACCESS SERVICES OF TEXAS, L.P.

By:	Western Access Services, LLC
Its:	General Partner

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

WINDSTREAM COMMUNICATIONS TELCOM, L.P.

By:	Kerrville Communications Management, LLC
Its:	General Partner

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on March 30, 2007.

Name	Title

/s/ JEFFERY R. GARDNER Jeffery R. Gardner	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ BRENT K. WHITTINGTON Brent K. Whittington	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ TONY THOMAS Tony Thomas	Corporate Controller (Principal Accounting Officer)

/s/ FRANCIS X. FRANTZ Francis X. Frantz	Chairman, Director

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 30th day of March, 2007.

SCD SHARING PARTNERSHIP, L.P.

By:	Windstream Corporation
Its:	General Partner

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

SCE SHARING PARTNERSHIP, L.P.

By:	Windstream Corporation
Its:	General Partner

By:	/s/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on March 30, 2007.

Name	Title

/s/ JEFFERY R. GARDNER Jeffery R. Gardner	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ BRENT K. WHITTINGTON Brent K. Whittington	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ ANTHONY W. THOMAS Anthony W. Thomas	Corporate Controller (Principal Accounting Officer)

/s/ FRANCIS X. FRANTZ Francis X. Frantz	Chairman, Director

/s/ SAMUEL E. BEALL, III* Samuel E. Beall, III	Director

/s/ DENNIS E. FOSTER* Dennis E. Foster	Director

/s/ JEFFREY T. HINSON* Jeffrey T. Hinson	Director

/s/ JUDY K. JONES* Judy K. Jones	Director

Name	Title

/s/ WILLIAM A. MONTGOMERY* William A. Montgomery	Director

/s/ FRANK E. REED* Frank E. Reed	Director

*By:	/s/ JOHN P. FLETCHER
(John P. Fletcher) Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of December 8, 2005, by and among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc. (incorporated by reference to Annex A-1 to Registrant’s Proxy Statement-Prospectus/Information Statement filed by the Registrant on May 26, 2006 pursuant to Rule 424(b) under the Securities Act (File No. 132073)). Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules, exhibits and similar attachments to this Agreement were not filed with this exhibit. The schedules contain various items relating to the assets of the business acquired and the representations and warranties made by the parties to the Agreement. The Registrant agrees to furnish supplementally any omitted schedule, exhibit or similar attachment to the SEC upon request.

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated May 18, 2006, by and among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc. (incorporated by reference to Annex A-2 to the Proxy Statement-Prospectus/Information Statement filed by the Registrant on May 26, 2006 pursuant to Rule 424(b) under the Securities Act (File No. 132073))

2.3	List of exhibits and schedules to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form S-4 filed by the Registrant with the SEC on February 28, 2006 (File No. 132073))

4.1	Indenture, dated February 27, 2007, among Windstream Corporation, certain subsidiaries of Windstream as guarantors thereto and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Windstream’s Current Report on Form 8-K filed March 1, 2007 (File No. 001-32422))

4.2	Form of 7% Senior Note due 2019 (included in Exhibit 4.1)

4.3	Registration Rights Agreement, dated February 27, 2007, among Windstream Corporation, certain subsidiaries of Windstream, as guarantors thereto, and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 4.3 to Windstream’s Current Report on Form 8-K filed March 1, 2007 (File No. 001-32422))

5.1	Opinion of Kutak Rock LLP

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Kutak Rock LLP (included in exhibit 5.1)

24.1	Powers of Attorney

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Clients

99.4	Form of Letter to Nominees